UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(a)

TEXOIL, INC.
(Name of Issuer)

Common Stock, par value $.01 per share
(Title of Class of Securities)

882906 20 9
(CUSIP Number)

Marion A. Cowell, Jr.
Executive Vice President, Secretary and General
Counsel
First Union Corporation
One First Union Center
Charlotte, North Carolina 28288-0013
(704) 374-6828

with a copy to:
Kevin J. Roche
Senior Vice President
First Union Capital Partners, Inc.
One First Union Center
301 S. College Street - 5th Floor
Charlotte, North Carolina 28288-0732
(704) 374-4768
(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

December 31, 1997
(Date of Event Which Requires Filing of this
Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: .
Page 1 of 63 Pages

CUSIP No.    882906 20 9
13D
Page 2 of 63 Pages

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE
     PERSON

     First Union Capital Partners, Inc.


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*

     (a)
     (b)X

3    SEC USE ONLY

4    SOURCE OF FUNDS*


     WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

    VIRGINIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH (7-10)

7    SOLE VOTING POWER                       0

8    SHARED VOTING POWER                3,375,621

9    SOLE DISPOSITIVE POWER                  0

10   SHARED DISPOSITIVE POWER           3,375,621

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

     3,375,621


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)

     9.2%

14   TYPE OF REPORTING PERSON*

     CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    882906 20 9
13D
Page 3 of 63 Pages

1    NAME OF REPORTING PERSON

     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSON

     First Union National Bank

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*


     (a)
     (b) X

3    SEC USE ONLY

4    SOURCE OF FUNDS*


     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     National Association

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON
WITH (7-10)

7    SOLE VOTING POWER
       0

8    SHARED VOTING POWER
      3,375,621

9    SOLE DISPOSITIVE POWER
       0

10   SHARED DISPOSITIVE POWER
      3,375,621

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

     3,375,621

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)

     9.2%

14   TYPE OF REPORTING PERSON*

     BK

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.    882906 20 9
13D
Page 4 of 63 Pages

1    NAME OF REPORTING PERSON

     S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE
PERSON

     First Union Corporation

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP*


     (a)
     (b) X

3    SEC USE ONLY



4    SOURCE OF FUNDS*

     AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NORTH CAROLINA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH (7-10)

7    SOLE VOTING POWER
       0

8    SHARED VOTING POWER
      3,375,621

9    SOLE DISPOSITIVE POWER
       0

10   SHARED DISPOSITIVE POWER
      3,375,621

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

     3,375,621

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
(11)

     9.2%

14   TYPE OF REPORTING PERSON*

     HC

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.

     This statement relates to the Common Stock, $.01 par value per share (the "Texoil Common
Stock"), of Texoil, Inc. (the "Company"). The principal executive offices of the Company are located at 1600 Smith Street, Suite 400, Houston, Texas
77002.

Item 2.   Identity and Background.

     (a) This Statement is being jointly filed by First Union Capital Partners, Inc., a Virginia corporation ("FUCP"), by virtue of its direct beneficial ownership of Texoil Common Stock, and First Union National Bank, a national association
("FUNB"), and First Union Corporation, a North
Carolina corporation ("FTU"), by virtue of their indirect beneficial ownership of Texoil Common
Stock through their direct and indirect ownership of FUCP. The foregoing entities are collectively referred to herein as the "Reporting Persons."
          Information with respect to each of the
Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information furnished by another Reporting Person.

          Certain information required by this
Item 2 concerning the directors and executive officers of the Reporting Persons is set forth on Schedule A attached hereto, which is incorporated herein by reference.

     (b)  The address of the principal business
and principal office of FUCP is One First Union
Center, 301 South College Street, 5th Floor,
Charlotte, North Carolina 28288-0732. The address of the principal business and principal office of FUNB and FTU is One First Union Center, 301 South
College Street, Charlotte, North Carolina
28288-0732.

     (c) FUCP, a wholly-owned subsidiary of FUNB, is engaged principally in the business of venture capital investing. FUNB, which is engaged principally in the business of banking, is a wholly-owned subsidiary of FTU. FTU is a bank holding company which is principally engaged in the business of banking through its subsidiaries.

     (d)  During the past five years, none of the
Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule
A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  During the past five years, none of the
Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule
A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Not applicable.

Item 3.   Source and Amount of Funds or Other
Consideration.

     On June 2, 1997, FUCP purchased from
Cliffwood Oil & Gas Corp., a privately held corporation ("Cliffwood"), (a) 333,334 shares of Class B Non-Voting Common Stock of
Cliffwood (the "Cliffwood Class B Common Stock") and (b) presently exercisable warrants to purchase
167,500 shares of Cliffwood Class B Common Stock.
FUCP paid an aggregate cash purchase price of $1,000,000 for such shares and warrants.
Funds for such cash purchase price were provided from the working capital of FUCP and its affiliates.

     On December 31, 1997, Texoil Acquisition,
Inc., a Texas corporation and wholly-owned subsidiary of the Company ("Texoil Sub"), the Company and Cliffwood executed an Agreement and Plan of Merger (the
"Merger Agreement") pursuant to which Texoil Sub was merged with and into Cliffwood, with Cliffwood surviving as a wholly-owned subsidiary of the Company (the "Merger"). Pursuant to the Merger
Agreement, the shareholders of Cliffwood were issued approximately 6.74 shares of Texoil Common
Stock for every share of issued and outstanding
Cliffwood Class A Common Stock and Cliffwood Class
B Common Stock. The total consideration issued to the Cliffwood shareholders in the Merger comprised
25,450,179 shares of Texoil Common Stock, representing approximately 70% of the shares of Texoil Common Stock currently outstanding. In addition, the Company issued replacement warrants and options to holders of warrants and options to purchase shares of Cliffwood Class A Common Stock and Cliffwood Class B Common Stock.

     In the Merger, FUCP was issued 2,246,671 shares of Texoil Common Stock and presently exercisable warrants to purchase an additional
1,128,950 shares of Texoil Common Stock.

Item 4.   Purpose of Transaction.

     FUCP purchased the shares of Cliffwood Class
B Common Stock solely for investment purposes. As of the date of this Statement, and as a result of the Merger, FUCP is the direct beneficial owner of
(a) 2,246,671 shares of Texoil Common Stock and
(b) presently exercisable warrants to purchase an additional 1,128,950 shares of Texoil Common Stock at an exercise price of approximately $.63 per share, which together represent approximately 9.2% of the shares of Texoil Common Stock currently outstanding. Depending on market conditions and other factors (including evaluation of the Company's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), FUCP may from time to time purchase additional securities of the Company or FUCP may actively seek to dispose of all or a portion of its investment in the Company
(w) through sales to other institutional or accredited investors in privately negotiated transactions, (x) through sales pursuant to Rule
144 under the Securities Act of 1933, (y) by exercise of its rights to require the Company to register shares of Texoil Common Stock held by it under the Securities Act of 1933 or (z) through its right to sell its shares of (and warrants to purchase shares of) Texoil Common Stock to the Company described in Item 6.

     Pursuant to a Common Stock and Warrant
Purchase Agreement dated May 30, 1997 between
Cliffwood and FUCP (the "Purchase Agreement"),
FUCP was granted certain demand and piggyback registration rights with respect to its shares of (and warrants to purchase shares of) Cliffwood
Class B Common Stock. Such registration rights extend to securities issued with respect to FUCP's shares of (and warrants to purchase shares of)
Cliffwood Class B Common Stock in connection with a merger or other consolidation. It is the position of FUCP that the obligations of Cliffwood under the Purchase Agreement continue to be the obligations of Cliffwood following the Merger by operation of law. On December 31, 1997, Cliffwood and its President, Frank A. Lodzinski
("Lodzinski"), executed a letter agreement, acknowledged by the Company (the "Letter
Agreement"), whereby Cliffwood and Lodzinski have agreed to use their best efforts to cause the Company to execute an additional agreement by February 14, 1998 pursuant to which the Company will assume the material obligations of Cliffwood under the Purchase Agreement, including the obligation to register the shares of Texoil Common
Stock issued to FUCP in the Merger.

     Except as set forth in this Item 4 and
elsewhere in this Statement, neither the Reporting
Persons nor, to the best knowledge of such Reporting Persons, any of the persons named in Schedule A to this Statement, has any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the
Company or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company's business or corporate structure, (g) changes in the Company's charter or bylaws or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"), or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

     (a)  After giving effect to the transactions
described in Item 5(c) below, FUCP is the beneficial owner of (i) 2,246,671 shares of Texoil
Common Stock and (ii) presently exercisable warrants to purchase an additional 1,128,950 shares of Texoil Common Stock, which together represent approximately 9.2% of the shares of Texoil Common Stock currently outstanding.

     By virtue of the relationship between FUCP and FUNB described in Item 2, FUNB may be deemed to be the indirect beneficial owner of the 2,246,671 shares of Texoil Common Stock and the warrants to purchase an additional 1,128,950 shares of Texoil Common Stock beneficially owned by FUCP.

     By virtue of the relationship between FUCP, FUNB and FTU described in Item 2, FTU may be deemed to be the indirect beneficial owner of the 2,246,671 shares of Texoil Common Stock and the warrants to purchase an additional 1,128,950 shares of Texoil Common Stock beneficially owned by FUCP.

     The percentages calculated in this Item 5 are based upon 37,836,568 shares of Texoil Common
Stock outstanding immediately after giving effect to the Merger (including warrants to purchase
1,128,950 shares of Texoil Common Stock held by First Union, in accordance with the last sentence of rule 13d-3(d)(1)(i) under the Exchange Act).

  (b) FUCP has the power to vote or direct the vote and the power to dispose of or direct the disposition of the 2,246,671 shares of Texoil
Common Stock (and any shares issuable upon the exercise of warrants to purchase shares of Texoil
Common Stock) and the power to dispose of or direct the disposition of the warrants to purchase an additional 1,128,950 shares of Texoil Common
Stock beneficially owned by FUCP.

     By virtue of the relationship between FUCP and FUNB described in Item 2, FUNB may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the 2,246,671 shares of Texoil Common Stock (and any shares issuable upon the exercise of warrants to purchase shares of Texoil Common Stock) and the power to dispose of or direct the disposition of the warrants to purchase an additional 1,128,950 shares of Texoil Common Stock beneficially owned by FUCP.

     By virtue of the relationship between FUCP, FUNB and FTU described in Item 2, FTU may be deemed to indirectly share the power to vote or direct the vote and indirectly share the power to dispose of or direct the disposition of the 2,246,671 shares of Texoil Common Stock (and any shares issuable upon the exercise of warrants to purchase shares of Texoil Common Stock) and the power to dispose of or direct the disposition of the warrants to purchase an additional 1,128,950 shares of Texoil Common Stock beneficially owned by FUCP.

     (c)  Other than as described below, none of
the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons named in Schedule A to this Statement, has effected any transaction in shares of Common Stock during the past 60 days.

     On December 31, 1997, Texoil Sub merged with and into Cliffwood, with Cliffwood surviving as a wholly-owned subsidiary of the Company. Pursuant to the Merger Agreement, the shareholders of Cliffwood were issued approximately 6.74 shares of Texoil Common Stock for every share of issued and outstanding Cliffwood Class A Common Stock and
Cliffwood Class B Common Stock.  In addition, the
Company issued replacement warrants and options to holders of warrants and options to purchase shares of Cliffwood Class A Common Stock and Cliffwood
Class B Common Stock.

     In the Merger, FUCP was issued 2,246,671 shares of Texoil Common Stock and presently exercisable warrants to purchase an additional
1,128,950 shares of Texoil Common Stock at an exercise price of approximately $.63 per share.

     After giving effect to the transactions
described in this Item 5(c), the beneficial ownership of the securities of the Company by the Reporting Persons is as set forth in Item 5(a) above.

     (d)  No person other than the Reporting
Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings
or Relationships with Respect to Securities of the Issuer.

     Pursuant to the Purchase Agreement, FUCP has the right to sell its shares of (and warrants to purchase shares of) Cliffwood Class B Common Stock
(including securities issued to FUCP in connection with a merger or other consolidation) to Cliffwood under certain circumstances. FUCP may exercise its right to sell its securities to Cliffwood upon the earlier to occur of May 27, 2001 or a "change in control" at Cliffwood (as such term is defined in the Purchase Agreement). Under the Purchase
Agreement, FUCP has the right to sell its securities to Cliffwood at a price per share equal to the "net asset value" of such shares (as such term is defined in the Purchase Agreement).
FUCP's right to sell expires on May 31, 2005. It is the position of FUCP that Cliffwood's obligation to purchase securities owned by FUCP continues to be the obligation of Cliffwood following the Merger by operation of law.
Cliffwood and Lodzinski have agreed in the Letter
Agreement to use their best efforts to cause the Company to expressly assume the material obligations of Cliffwood under the Purchase
Agreement (including the obligation of Cliffwood to purchase securities from FUCP) by February 14, 1998.

     See Item 4 for a discussion of FUCP's
registration rights with respect to its shares of Texoil Common Stock.

Item 7.   Material to Be Filed as Exhibits.

     1.   Agreement relating to Filing of Joint
Acquisition Statements.

     2.   Common Stock and Warrant Purchase
Agreement dated May 30, 1997 between Cliffwood and
FUCP.

     3.   Agreement and Plan of Merger dated
December 31,1997 among the Company, Texoil Sub and
Cliffwood.*

* Filed as an Exhibit to the Company's Current
Report on Form 8-K filed January 9, 1998.

     4. Letter Agreement dated December 31, 1997 executed by Cliffwood and Frank A. Lodzinski and acknowledged by the Company.

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies (on behalf of itself and each of First Union National Bank and First Union
Corporation) that the information set forth in this statement is true, complete and correct.





January 27, 1998

FIRST UNION CAPITAL PARTNERS, INC.

By:        /s/ Kevin J. Roche

Name: Kevin J. Roche
Title:  Senior Vice President

SCHEDULE A

INFORMATION AS TO DIRECTORS AND EXECUTIVE
OFFICERS OF THE REPORTING PERSONS

NAME
BUSINESS (B) OR RESIDIENCE (R) ADDRESS
OCCUPATION OR EMPLOYMENT, NAME OF EMPLOYER,
BUSINESS OF EMPLOYER, ADDRESS OF EMPLOYER

FIRST UNION CAPITAL PARTNERS, INC.
DIRECTORS

Robert T. Atwood
(1)
Executive Vice President, Chief Financial Officer,
FTU (1)

Marion A. Cowell, Jr.
(1)
Executive Vice President, GeneralCounsel &
Secretary,
FTU (1)

EXECUTIVE OFFICERS
W. Barnes Hauptfuhrer
(1)
President (1)

Robert T. Atwood
(1)
Executive Vice President (1)

Robert F. Burtges
(1)
Senior Vice President

David B. Carson
(1)
Senior Vice President (1)

Jay M. Chernosky
(1)
Senior Vice President (1)

James C. Cook
(1)
Senior Vice President (1)

Amiel David
(1)
Senior Vice President (1)

Frederick W. Eubank, III
(1)
Senior Vice President (1)

Ted A. Gardner
(1)
Senior Vice President (1)

L. Watts Hamrick, III
(1)
Senior Vice President (1)

James H. Hatch
(1)
Senior Vice President & Treasurer (1)

Kent S. Hathaway
(1)
Senior Vice President & Secretary (1)

James M. Kipp
(1)
Senior Vice President (1)

David Neal Morrison
(1)
Senior Vice President (1)

Scott B. Perper
(1)
Senior Vice President (1)

Kevin J. Roche
(1)
Senior Vice President (1)

Kenneth R. Stancliff
(1)
Senior Vice President (1)

FIRST UNION NATIONAL BANK

DIRECTORS
Edward E. Crutchfield
(2)
Chairman and Chief Executive Officer, FTU

John R. Georgius
(2)
President, FTU

Marion A. Cowell, Jr.
(2)
Executive Vice President, Secretary and General
Counsel, FTU

Robert T Atwood
(2)
Executive Vice President and Chief Financial
Officer, FTU

G. Kennedy Thompson
(2)
Executive Vice President, FTU


EXECUTIVE OFFICERS
Edward E. Crutchfield
(2)
Chairman and Chief Executive Officer

John R. Georgius
(2)
President

Marion A. Cowell, Jr.
(2)
Executive Vice President and Secretary

Robert T. Atwood
(2)
Chief Financial Officer and Executive Vice
President

FIRST UNION CORPORATION (3)

DIRECTORS

A. Dano Davis
(R) 4861 Ortega Blvd., Jacksonville, FL 32210
Chairman & Principal Executive Officer
Winn-Dixie Stores, Inc., retail grocery stores
5050 Edgewood Court, Jacksonville, FL 32254

Roddy Dowd, Sr.
(R) 1242 Queens Road West, Charlotte, NC 28207
Chairman, Charlotte Pipe and Foundry Company, a manufacturer of pipe and fittings
P O Box 35430, Charlotte NC 28235

William H. Goodwin, Jr.
(R) 6701 River Road, Richmond, VA 23229
Chairman, CCA Industries, a manufacturer of sports
and other equipment and diversified holding
company
901 East Cary Street, Suite 1400, Richmond, VA
23219

Jack A. Laughery
(R) 1750 Hunter Hill Road, Rocky Mount, NC 27804
Chairman, Laughery Investments, a restaurant
developer
800 Tiffany Boulevard, Suite 305, Rocky Mount, NC
27804


Radford D. Lovett
(R) 129 Ponte Vedra Blvd., Ponte Vedra Beach, FL
32082
Chairman, Commodores Point Terminal Corp., an operator of a marine terminal and a real estate management company
1600 Independent Square, Jacksonville, FL 32202

Randolph N. Reynolds
(R) 860 S River Road, Richmond, VA 23229
Vice Chairman, Reynolds Metals Company, an aluminum manufacturer
6601 W. Broad Street, Richmond, VA 23261

John D. Uible
(B) 225 Water Street, Ste. 840, Jacksonville, FL
32202
Investor

G. Alex Bernhardt, Sr.
(R) 7120 Green Hill Circle, Blowing Rock, NC 28605
Chairman and Chief Executive Officer,
Bernhardt Furniture Company, furniture manufacturing
P O Box 740, Lenoir, NC 28645

W. Waldo Bradley
(R) Sylvan Island, Savannah, GA 31404
Chairman, Bradley Plywood Corporation, wholesale distributor of building materials
P O Box 1408, Savannah, GA 31402-1408

Howard H. Haworth
(R) 1340 Scotland Avenue, Charlotte, NC 28201
President, The Hayworth Group and The Haworth
Foundation, Inc., investments
P O Box 15369, Charlotte, NC 28211

Leonard G. Herring
(R) 310 Coffey Street, North Wilkesboro, NC 28659
Investor
P O Box 427, North Wilkesboro, NC 28659

Mackey J. McDonald
(R) 1821 Museum Road, Wyomissing, PA 19610
President & Chief Executive Officer, VF
Corporation, apparel manufacturing
1047 North Park Road, Wyomissing, PA  19610

Lanty L. Smith
(R) 1401 Westridge Road, Greensboro, NC 27401
Chairman and Chief Executive Officer, Precision
Fabrics Group, Inc., a manufacturer of technical,
high-performance textile products
301 North Elm Street, Ste. 600, Greensboro, NC
27401

Dewey L. Trogdon
(R) P O Box 1477, Banner Elk, NC 28604
Chairman, Cone Mills Corporation, a textile manufacturer
3101 North Elm Street, P.O. Box 26540, Greensboro,
NC 27415-6540

Robert J. Brown
(R) 1129 Pennywood Drive, High Point, NC 27265
Chairman, President and Chief Executive Officer,
B&C Associates, Inc., a public relations and marketing research firm
P O Box 2636, High Point, NC 27261

Edward E. Crutchfield, Jr.
(4)
Chairman and Chief Executive Officer, First Union
Corporation (4)

R. Stuart Dickson
(R) 2235 Pinewood Circle, Charlotte, NC 28211
Chairman of the Executive Committee, Ruddick
Corporation, a diversified holding company
2000 Two First Union Center, Charlotte, NC 28282

B. F. Dolan
(B) 1990 Two First Union Center, Charlotte, NC
28282
Investor

John R. Georgius
(4)
Vice Chairman, First Union Corporation (4)

Max Lennon
(R) President's Home, Mars Hill College, Mars
Hill, NC 28754
President, Mars Hill College
50 Marshall Street, Mars Hill, NC 28754

Ruth G. Shaw
(R) 288 Avinger Lane, Davidson, NC 28036
Senior Vice President, Corporate Resources and
Chief Administrative Officer, Duke Power Company, an investor-owned electric utility
422 S. Church Street,PB04G, Charlotte, NC 28242

B. J. Walker
(4)
Vice Chairman, First Union Corporation (4)

Edward E. Barr
(R) 560 Illingworth Avenue, Englewood, NJ 07631
Chairman, President & Chief Executive Officer, Sun
Chemical Corporation, a graphic arts materials manufacturer
222 Bridge Plaza South, Fort Lee, NJ 07024

Arthur M. Goldberg
(R)P O Box 71856, Las Vegas, NV, 89170-1836
Executive Vice President & President of Gaming
Operations, Hilton Hotels Corporation, lodging and casinos
Beverly Hills, CA

Frank M. Henry
(R) 753 Ransom Road, Dallas, PA 18612
Chairman, Frank Martz Coach Company, bus transportation
P O Box 1007, Wilkes-Barre, PA 18773

Joseph Neubauer
(R) 210 Rittenhouse Square, W., Apt. 3106,
Philadelphia, PA 19103
Chairman, President & Chief Executive Officer,
ARAMARK Corporation, provider or manager of food, leisure, uniform, health education & distribution services
ARA Tower, 1101 Market St., Philadelphia, PA 19107

Charles M. Shelton, Sr.
(R) 4417 Fox Brook Lane, Charlotte, NC 28211
General Partner, The Shelton Companies,
investments
301 S. College St., Suite 3600, Charlotte, NC
28202

Anthony P. Terracciano
(4)
Formerly President, First Union Corporation (4)

Malcolm S. McDonald
(B) P O Box 25970, Richmond, VA, 23260-5970
Chairman & CEO, First Union - VA/MD/DC


* The business addresses for such persons are provided in the next column.

     (1)  All of the FUCP executive officers and
directors can be reached c/o First Union Capital
Partners, Inc., One First Union Center, 301 South
College Street, 5th Floor, Charlotte, North
Carolina 28222-0732.

     (2)  Correspondence to such director or
executive officer of FUNB may be sent c/o First
Union National Bank, One First Union Center, 301
South College Street, 5th Floor, Charlotte, North
Carolina  28222-0732.

     (3)  All of the FTU executive officers are
listed elsewhere in this Schedule A.

     (4) First Union Corporation is registered as a bank holding company, and the address of its principal executive office is One First Union
Center, Charlotte, North Carolina 28288 (which is the business address of such director or executive officer).

CITIZENSHIP: All of the directors and executive officers of each of the Reporting Persons are U.S.
citizens.

EXHIBIT INDEX

Exhibit            Description                Page
   1      Agreement relating to filing of     20
          Statements

   2      Common Stock and Warrant            21
          Purchase Agreement dated May 30,
          1997 between Cliffwood and FUCP

   3      Agreement and Plan of Merger dated  *
          December 31, 1997 among the Company,
           Texoil Sub and Cliffwood

   4       Letter Agreement dated December    62
           31,1997 executed by Cliffwood and
           Frank A. Lodzinski and acknowledged
           by the Company.

*  Filed as an Exhibit to the Company's Current
Report on Form 8-K filed January 9, 1998.

Exhibit 1

JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f)(1)
promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing with each other on behalf of each of them a statement on Schedule 13D with respect to the shares of Common Stock of Texoil, Inc. and warrant to purchase shares of Common
Stock of Texoil, Inc. beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13D.

     IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 27th day of January, 1998.


FIRST UNION CAPITAL PARTNERS, INC.

By: /s/ Kevin J. Roche
Name:  Kevin J. Roche
Title:    Senior Vice President


FIRST UNION NATIONAL BANK

By:  /s/ Stephen J. Antal
Name:  Stephen J. Antal
Title:    Senior Vice President


FIRST UNION CORPORATION

By: /s/ Kevin J. Roche
Name:  Kevin J. Roche
Title:    Senior Vice President

Exhibit 2


COMMON STOCK AND WARRANT PURCHASE AGREEMENT

     THIS COMMON STOCK AND WARRANT PURCHASE
AGREEMENT (this "Agreement") is dated as of May
30, 1997, between CLIFFWOOD OIL & GAS CORP., a
Texas corporation (the "Company") and FIRST UNION
CAPITAL PARTNERS, INC., a Virginia corporation
(the "Purchaser").

Statement of Purpose

     The Company proposes to issue to the
Purchaser shares of its Class B Non-Voting Common
Stock and warrants to purchase additional shares of its Class B Non-Voting Common Stock, all for an aggregate purchase price of $1,000,000 and on the other terms and conditions contained herein.

     NOW, THEREFORE, in consideration of the
mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Definitions. For the purposes of this Agreement, in addition to the terms defined elsewhere in this Agreement, the following terms shall have the meanings set forth below:
"Affiliate" means, with respect to a Person, any other Person (other than a Subsidiary) which directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person. The term "control" means (a) the power to vote 10% or more of the securities or other equity interests of a Person having ordinary voting power, or (b) the possession, directly or indirectly, of any other power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

"Agreement" means this Common Stock and Warrant
Purchase Agreement, as amended or supplemented from time to time.

"Articles of Incorporation" means the Amended and Restated Articles of Incorporation of the Company as in effect on the date hereof, a copy of which is attached hereto as Exhibit A, as amended from time to time.

"Business Day" means any day other than a Saturday, Sunday or other day on which commercial banks in Houston, Texas are authorized or required by law or executive order to close.

"Bylaws" means the Bylaws of the Company as in effect on the date hereof, a copy of which is attached hereto as Exhibit B, as amended from time to time.

"Calculated Market Value" has the meaning assigned thereto in Section 9.3(b) hereof.

"Cash-Out Transaction" means any transaction in which (a) all of the holders of Common Stock are offered the opportunity to sell at least 75% of their shares of Common Stock to a third Person which is not an Affiliate of the Company; (b) the Purchaser may elect to sell all of its shares and may further elect to receive cash in payment for its shares; (c) all of the holders of Common Stock are offered the same per share consideration; and
(d) at least 75% of the shares of Common Stock, on a fully diluted basis, are actually sold to the offeror.

"Change in Control" means a transaction pursuant to which (i) a Person or group of Persons (within the meaning of Section 13(d) of the Exchange Act) other than V & C Energy Limited Partnership or
Energy Resource Associates, Inc. acquires directly or indirectly and in one or a series of transactions all or substantially all of the assets of the Company or any Subsidiary, (ii) a Person or group of Persons (within the meaning of Section 13(d) of the Exchange Act) other than V &
C Energy Limited Partnership or Energy Resource
Associates, Inc. acquires directly or indirectly and in one or a series of transactions more than 50% of the capital stock of the Company, on a fully diluted basis (whether by merger, consolidation or sale or transfer of the Company's capital stock), (iii) Frank A. Lodzinski (A) ceases to own directly or indirectly a minimum of 200,000 shares of Common Stock (excluding shares issuable upon the exercise of such options but not yet issued), (B) ceases to own, directly or indirectly, more than 50% of the capital stock and voting interests of Energy Resource Associates, Inc. or the general partnership interest in V & C
Energy Limited Partnership or (C) ceases to have the title and responsibilities of the Chief
Executive Officer of the Company, or (iv) Senior
Management of the Company in the aggregate ceases to own directly or indirectly a minimum of 300,000 shares of Common Stock (excluding shares issuable upon the exercise of such options but not yet issued). The minimum share requirements in clauses (iii)(A) and (iv) above shall be adjusted proportionately in the event of any stock split or stock dividend by the Company after the Closing
Date.

"Class A Common" means the Class A Voting Common
Stock of the Company as described in the Articles of Incorporation.

"Class B Common" means the Class B Non-Voting
Common Stock of the Company as described in the Articles of Incorporation.

"Closing" has the meaning assigned thereto in
Section 2.4 hereof.

"Closing Date" has the meaning assigned thereto in
Section 2.4 hereof.

"Code" means the Internal Revenue Code of 1986, as amended, or any successor statute thereto.

"Commission" means the Securities and Exchange
Commission or any similar agency then having jurisdiction to enforce the Securities Act.

"Common Stock" means collectively, the Class A
Common and the Class B Common, or any other capital stock of the Company into which such stock is reclassified or reconstituted.

"Company Indemnified Party" has the meaning assigned thereto in Section 11.3 hereof.

"Contractual Obligations" means, with respect to a Person, any provision of any security issued by such Person or of any agreement, undertaking, contract, indenture, mortgage, deed of trust or other instrument to which such Person is a party or by which it or any of its property is bound.

"Co-Sale Agreement" means the agreement to be entered into between the Company and the Purchaser in substantially the form attached hereto as Exhibit E.

"Demand Registration" has the meaning assigned thereto in Section 10.1 hereof.

"Earlier Time" has the meaning assigned thereto in
Section 9.1 hereof.

"Eligible Offering" has the meaning assigned thereto in Section 8.1 hereof.

"Environmental Laws" means any and all federal, state and local laws, statutes, ordinances, rules, regulations, permits, licenses, approvals, interpretations and orders of courts or Governmental Authorities, relating to the protection of human health or the environment, including but not limited to, requirements pertaining to the manufacture, processing, distribution, use, treatment, storage, disposal, transportation, handling, reporting, licensing, permitting, investigation or remediation of
Hazardous Materials.

"ERISA" means the Employee Retirement Income
Security Act of 1974, as amended.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Exercise Notice" has the meaning assigned thereto in Section 9.2 hereof.

"Fiscal Year" means the fiscal year of the Company and its Subsidiaries ending on December 31.

"GAAP" means generally accepted United States accounting principles set forth in the opinions and pronouncements of the Accounting Principles
Board of the American Institute of Certified
Public Accountants and statements and
pronouncements of the Financial Accounting
Standards Board that are applicable to the circumstances as of the date of determination.

"Governmental Authority" means the government of any nation, state, city, locality or other political subdivision of any thereof, any entity having jurisdiction and exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing.

"Hazardous Materials" means any substances or materials (a) which are or become defined as hazardous wastes, hazardous substances, pollutants, contaminants or toxic substances under any Environmental Law, (b) which are toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic or otherwise harmful to human health or the environment and are or become regulated by any Governmental Authority,
(c) the presence of which require investigation or remediation under any Environmental Law or common law, (d) the discharge or emission or release of which requires a permit or license under any Environmental Law or other Governmental Approval or (e) which are deemed to constitute a nuisance, a trespass or pose a health or safety hazard to persons or neighboring properties.

"Holder Indemnified Party" has the meaning assigned thereto in Section 11.2 hereof.

"Hydrocarbons" means oil, gas and/or other liquid and gaseous hydrocarbons or any combination thereof.

"Indemnified Party" has the meaning assigned thereto in Section 11.1 hereof.

"Interests" means the collective reference to:

 (a) the Oil and Gas Interests; and

 (b)    all of the Company's or applicable
Subsidiary's rights, titles and interests, whether direct or indirect, in and to all of the property, rights and interests incident to the Oil and Gas
Interests, including without limitation all of the Company's or such Subsidiary's rights, titles and interests in and to all Oil and Gas Contracts, leases, rights-of-way, easements, options, orders and rulings of any applicable Governmental
Authority, wells, lease and well equipment, machinery, production facilities, processing facilities, gathering systems, transportation systems, disposal systems, fixtures and other items of personal property and improvements now or as of the Closing Date appurtenant to the Oil and Gas Interests or with the production, treatment, sale or disposal of Hydrocarbons or water produced therefrom or attributable thereto.

"Investment Agreement" means the Investment
Agreement, dated as of September 27, 1996, by and among the Company, Energy Capital Investment
Company PLC, an English investment company, and EnCap Equity 1996 Limited Partnership, a Texas limited partnership, as amended or supplemented from time to time.

"Investors Agreement" means the Investors
Agreement, dated as of September 27, 1996, by and among V & C Energy Limited Partnership, a Michigan limited partnership, Energy Resource Associates,
Inc., a Texas corporation, Energy Capital
Investment Company PLC, an English investment company, and EnCap Equity 1996 Limited
Partnership, a Texas limited partnership, as amended or supplemented from time to time.

"Leases" means oil, gas and mineral leases, oil and gas leases, oil leases, gas leases, other mineral leases, subleases, assignments of operating rights and similar agreements, and any extensions or renewals thereof.

"Liabilities" has the meaning assigned thereto in
Section 11.1 hereof.

"Lien" means any lien, mortgage, pledge, security interest, charge or encumbrance of any kind.

"Material Contract" means (a) any contract or other agreement, written or oral, of the Company or any of its Subsidiaries involving monetary liability of, or to such Person in an amount in excess of $100,000 per annum, (b) any contract between or among the Company or any Subsidiary and any security holders of the Company or such Subsidiary or (c) any other contract or agreement, written or oral, of the Company or any Subsidiary the failure to comply with which could have a material adverse effect on the business, operations, properties, assets or condition
(financial or otherwise) of the Company or any Subsidiary.

"Net Asset Value" has the meaning assigned thereto in Section 9.3(b) hereof.

"Net Revenue Interest" means the decimal interest in and to all production of the Hydrocarbons produced and saved or sold from the Oil and Gas
Interests after giving effect to all valid lessors' royalties, overriding royalties and/or other non-expense bearing burdens against production.

"Oil and Gas Contracts" means all Leases, permits, licenses, farm-out or farm-in agreements, bottom hole or acreage contribution agreements, operating agreements, unit agreements, water flood agreements, declarations or orders, joint venture, exploration, participation or acquisition agreements, division orders, production, sales, purchase, exchange, processing or transportation agreements and all other contracts and agreements in effect or in existence on the date hereof and affecting or relating to the ownership or operation of the Interests or the disposition of the Hydrocarbons produced therefrom.

"Oil and Gas Interests" means (a) all of the Company's and any of its Subsidiaries' rights, titles and interests, whether direct or indirect, in and to the Wells described on Schedule 1.1 and in and to the leases and lands (whether or not described on Schedule 1.1) upon which such Wells have been drilled or which have been pooled or unitized with Leases upon which such Wells have been drilled, and (b) all of the Company's and any of its Subsidiaries' rights, titles and interests, including leasehold interests, whether direct or indirect, in and to the non-producing lands and Leases described on Schedule 1.1.

"Person" means any individual, firm, corporation, partnership, trust, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental
Authority or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity.

"Piggyback Registration" has the meaning assigned thereto in Section 10.2 hereof.

"Public Offering" means a public offering of the Common Stock pursuant to a registration statement declared effective under the Securities Act, underwritten on a firm commitment basis by an investment banking firm acceptable to the Company.

"Purchase Price" has the meaning assigned thereto in Section 2.3 hereof.

"Put Securities" means the Shares, the Warrants, any shares of Common Stock issued upon conversion or exercise of the Shares or Warrants, and any securities issued or issuable with respect to the foregoing securities by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization.

"Qualified Public Offering" means a Public
Offering resulting in gross proceeds to the Company of at least $20,000,000.

"Registrable Securities" means the Shares, the Warrant Shares, any securities issued upon conversion of the Shares or Warrant Shares, and any securities issued or issuable with respect to the foregoing securities by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization.

"Registration Expenses" means all expenses incident to the Company's performance of or compliance with the registration rights granted hereunder, including (without limitation) all registration and filing fees, fees and expenses of compliance with securities and blue sky laws, printing and engraving expenses, messenger, telephone and delivery expenses, and fees and disbursements of counsel for the Company and reasonable fees and disbursements of a single attorney or firm representing the Purchaser, all independent certified public accountants and underwriters (excluding discounts and commissions); provided, that Registration Expenses shall not include any Selling Expenses.

"Regulatory Requirement" has the meaning assigned thereto in Section 12.13 hereof.

"Requirements of Law" means with respect to a Person, the articles of incorporation and bylaws or other organizational or governing documents of such Person, and any law, treaty, rule, regulation, right, privilege, qualification, license or franchise or determination of an arbitrator or a court or other Governmental
Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject or pertaining to any or all of the transactions contemplated or referred to herein.

"Reserve Report" means the report and property evaluation of the type specified in Section
7.1(d)(i) hereof effective as of December 31, 1996.

"Sales Agreements" has the meaning assigned thereto in Section 5.14(d) hereof.

"Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"Selling Expenses" means underwriting discounts or commissions and any selling commissions and stock transfer taxes attributable to sales of Registrable Securities.

"Senior Loan Agreement" means the Credit Agreement dated as of September 17, 1996 by and among the Company, Cliffwood Energy Company, Cliffwood
Production Co. and Comerica Bank - Texas, as amended or supplemented from time to time.

"Senior Loan Documents" means the Senior Loan
Agreement and each other document and instrument executed pursuant thereto, as amended or supplemented from time to time.

"Senior Management" means the Chief Executive
Officer, President, Secretary, Treasurer,  Chief
Operating Officer,Chief Financial Officer, Chief
Legal Officer, and any Vice-President of the Company, and any other management position in the Company occupied by Jerry M. Crews, Francis M.
Mury or Peggy C. Simpson.

"Shareholders' Agreement" means the Shareholders'
Agreement dated as of May 21, 1996 by and among the Company and certain shareholders of the Company, as amended or supplemented from time to time.

"Shares" has the meaning assigned thereto in
Section 2.1 hereof.

"Subsidiary" means, with respect to a Person, (i) a corporation or other entity of which more than 50% of the voting power of the equity securities or other equity interests is owned, directly or indirectly, by such Person and (ii) any general partnership, limited partnership or limited liability company in which such Person or an entity specified in clause (i) above is a managing partner, manager or otherwise exercises any controlling influence over such general partnership, limited partnership or limited liability company. Unless otherwise qualified, all references to a "Subsidiary" or to "Subsidiaries" in this Agreement shall refer to a Subsidiary or Subsidiaries of the Company.

"Transaction Documents" means, collectively, this
Agreement, the Warrants, the Articles of Incorporation, the Bylaws, the Shareholders'
Agreement and the Co-Sale Agreement.

"Warrant Shares" means the shares of Class B
Common issuable upon exercise of the Warrants and the shares of Class A Common issuable upon conversion thereof.


"Warrants" mean the common stock purchase warrants issued by the Company to the Purchaser pursuant to this Agreement substantially in the form attached hereto as Exhibit C.

"Wells" means the wells set forth on Schedule 1.1.

1.2 Accounting Terms; Financial Statements. All accounting terms used herein not expressly defined in this Agreement shall have the respective meanings given to them in accordance with sound accounting practice. The term "sound accounting practice" shall mean such accounting practice as, in the opinion of the independent certified public accountants regularly retained by the Company, conforms at the time to GAAP applied on a consistent basis except for changes with which such accountants concur. If any changes in accounting principles are hereafter occasioned by promulgation of rules, regulations, pronouncements or opinions of or are otherwise required by, the Financial Accounting Standards Board or the
American Institute of Certified Public Accountants
(or successors thereto or agencies with similar functions), and any of such changes results in a change in the method of calculation of, or affects the results of such calculation of, any of the financial covenants, standards or terms found herein, then the parties hereto agree to enter into and diligently pursue negotiations in order to amend such financial covenants, standards or terms so as to reflect fairly and equitably such changes, with the desired result that the criteria for evaluating the Company's financial condition and results of operations shall be the same after such changes as if such changes had not been made.

ARTICLE 2

PURCHASE AND SALE OF COMMON STOCK AND WARRANTS

2.1 Purchase and Sale of Common Stock. Subject to the terms and conditions hereof, the Company agrees to issue to the Purchaser, and the Purchaser agrees that it will purchase from the Company, on the Closing Date, 333,334 shares of Class B Common (the "Shares"). The Shares shall have all the powers, rights and preferences of Class B Common as set forth in the Articles of Incorporation.

2.2 Purchase and Sale of Warrants. Subject to the terms and conditions hereof, the Company agrees to issue to the Purchaser and the Purchaser agrees that it will purchase from the Company, on the Closing Date, in the form attached hereto as Exhibit C, warrants to purchase 167,500 shares of Class B Common (the "Warrants").

2.3 Purchase Price. The aggregate purchase price of the Shares and Warrants (the "Purchase Price") shall be $1,000,000.

2.4 Closing. The issuance and purchase of the Shares and the Warrants shall take place at the closing (the "Closing") to be held at such time and place as mutually agreed upon by the Company and the Purchaser, (the "Closing Date"). At the
Closing, the Company shall deliver to the Purchaser the Shares and the Warrants against delivery to the Company by the Purchaser of the Purchase Price therefor by wire transfer of immediately available funds.

2.5 Reservation of Shares. The Company shall at all times reserve and keep available out of its authorized Class A Common and Class B Common, solely for the purpose of issue or delivery upon conversion of the Class B Common as provided in the Articles of Incorporation and the exercise of the Warrants as provided therein, the maximum number of shares of Class A Common and Class B
Common that may be issuable or deliverable upon such conversion or exercise. Such shares of Class
A Common and Class B Common shall, when issued or delivered in accordance with the provisions of the Articles of Incorporation or the Warrants, as the case may be, be duly and validly issued and fully paid and non-assessable. The Company shall issue such Class A Common and Class B Common in accordance with the provisions of the Articles of Incorporation and the Warrants, and shall otherwise comply with the terms thereof.

ARTICLE 3

CONDITIONS TO THE OBLIGATION OF THE PURCHASER TO
CLOSE

     The obligation of the Purchaser to purchase the Shares and the Warrants, to pay the Purchase
Price therefor at the Closing and to perform any obligations hereunder shall be subject to the satisfaction as determined by the Purchaser of the following conditions on or before the Closing
Date:

3.1  Representations and Warranties.  The
representations and warranties of the Company contained in Section 5 hereof shall be true and correct on and as of the Closing Date as if made on and as of such date.

3.2 Compliance with this Agreement. The Company shall have performed and complied with all of its agreements and conditions set forth or contemplated herein that are required to be performed or complied with by the Company on or before the Closing Date.

3.3 Officers' Certificate. The Purchaser shall have received a certificate dated as of the Closing Date from the President and any Vice
President of the Company, in form and substance satisfactory to the Purchaser, to the effect that
(a) all representations and warranties of the Company contained in this Agreement are true, correct and complete, (b) neither the Company nor any Subsidiary is in violation of any of the covenants contained in this Agreement, and (c) all conditions precedent to the Closing of this Agreement to be performed by the Company have been duly performed.

3.4 Secretary's Certificate. The Purchaser shall have received a certificate from the Company, dated the Closing Date and signed by the Secretary or an Assistant Secretary of the Company, certifying (a) that the attached copies of the Articles of Incorporation and Bylaws of the Company (and the appropriate charter or other governing documents for each Subsidiary of the Company which is a corporation), and resolutions of the Board of Directors of the Company approving this Agreement and the transactions contemplated hereby, are all true, complete and correct and remain unamended and in full force and effect and
(b) as to the incumbency and specimen signature of each officer of the Company executing this Agreement and any other document delivered in connection herewith on behalf of the Company.
Attached to such certificate shall be certificates of good standing and qualification or authorization to do business of the Company and its Subsidiaries which are corporations from their respective states of organization and, except with respect to the qualification of Cliffwood Energy
Company, a California corporation, in the State of Texas, each other jurisdiction where any such Person is required to be so qualified or authorized.

3.5 Transaction Documents. The Purchaser shall have received true, complete and correct copies of the Transaction Documents and such other documents as it may reasonably request in writing in connection with or relating to the sale of the Shares and the Warrants and the transactions contemplated hereby, all in form and substance reasonably satisfactory to the Purchaser.

3.6  Financial Matters.

     (a)  Financial Statements.  The Purchaser
shall have received financial statements, certificates and other information concerning the Company and its Subsidiaries, and each predecessor thereto, as set forth on Schedule 3.6 hereto, including a copy of the Reserve Report.

     (b)  Payment at Closing.  There shall have
been paid by the Company to the Purchaser any reasonable accrued and unpaid fees due hereunder
(including, without limitation, legal fees and expenses), and to any other Person such amount as may be due, including all taxes, fees and other charges in connection with the execution, delivery, recording, filing and registration of any of the Transaction Documents.

3.7 Purchase Permitted by Applicable Laws. The acquisition of and payment for the Shares and the Warrants to be acquired by the Purchaser hereunder and the consummation of the transactions contemplated hereby (a) shall not be prohibited by any Requirement of Law, (b) shall not subject the Purchaser to any penalty or other onerous condition under or pursuant to any Requirement of Law, and (c) shall be permitted by all Requirements of Law to which it or the transactions contemplated by or referred to herein are subject and the Purchaser shall have received such certificates or other evidence as it may reasonably request to establish compliance with this condition.

3.8 Approval of Counsel to the Purchaser. All actions and proceedings hereunder and all documents required to be delivered by the Company or any of its Subsidiaries hereunder or in connection with the consummation of the transactions contemplated hereby, and all other related matters, shall be in form and substance acceptable to Kennedy Covington Lobdell & Hickman,
L.L.P., counsel to the Purchaser, in its reasonable judgment.

3.9  Consents and Approvals.  All consents,
exemptions, authorizations or other actions by, or notices to, or filings with, Governmental
Authorities and other Persons in respect of all Requirements of Law and with respect to Contractual Obligations of the Company and its Subsidiaries necessary, desirable or required in connection with the execution, delivery or performance by, or enforcement against, the Company of this Agreement and the other
Transaction Documents shall have been obtained and be in full force and effect, and the Purchaser shall have been furnished with appropriate evidence thereof, and all waiting periods shall have lapsed without extension or the imposition of any conditions or restrictions.

3.10 SBA Documents. The Company shall have executed and delivered to the Purchaser forms and information required by the rules and regulations of the United States Small Business
Administration, including without limitation, a
Size Status Declaration on SBA Form 480 and an
Assurance of Compliance on SBA Form 652 and information necessary for the preparation of a Portfolio Financing Report on SBA Form 1031.

3.11 Articles of Incorporation and Bylaws, etc.
The Articles of Incorporation and Bylaws of the Company (and the appropriate charter or other governing documents for each Subsidiary of the Company) shall be in form and substance reasonably satisfactory to the Purchaser.

3.12 Amendment to Shareholders' Agreement.  The
Company shall have (i) delivered to the Purchaser a copy of the Shareholders' Agreement, a copy of which is attached hereto as Exhibit D, amended and restated to include the Purchaser as a signatory, such copy to be executed by Frank A. Lodzinski and V & C Energy Limited Partnership, and (ii) provided the Purchaser with evidence that such Shareholders' Agreement has been circulated to each other party thereto requesting their signatures.

3.13 Co-Sale Agreement.  The Company and the
Purchaser shall have executed the Co-Sale
Agreement, a copy of which is attached hereto as Exhibit E.

3.14 Insurance. The Company shall have delivered to the Purchaser (a) a detailed list of all insurance maintained by the Company as of the Closing Date, stating the names of the insurance companies, the amounts and rates of the insurance, the dates of expiration thereof and the properties and risks covered thereby and (b) certificates of insurance relating to all insurance referenced on such list.

3.15 Disbursement Instructions. The Purchaser shall have received written instructions from the Company to the Purchaser directing the payment of the proceeds of the Shares and the Warrants that are to be paid on the Closing Date.

3.16 No Material Adverse Change. On and prior to the Closing Date, no event or change shall have occurred which could reasonably be expected to have a material adverse effect on the business, operations, properties, assets or condition
(financial or otherwise) of the Company or any Subsidiary or otherwise could reasonably be expected to impair the ability of the Company or any Subsidiary to perform its obligations under this Agreement or any of the other Transaction
Documents.

3.17 Opinion of Counsel. The Purchaser shall have received an opinion of Stephenson & Snokhous, dated the Closing Date, in the form attached hereto as Exhibit F.

ARTICLE 4

CONDITIONS TO THE OBLIGATION OF THE COMPANY TO
CLOSE

      The obligations of the Company to issue and sell the Shares and the Warrants and to perform its other obligations hereunder shall be subject to the satisfaction as determined by the Company of the following conditions on or before the Closing Date:

4.1 Representations and Warranties True. The representations and warranties of the Purchaser contained in Section 6 hereof shall be true and correct on and as of the Closing Date as if made on and as of such date.

4.2  Compliance with this Agreement.  The
Purchaser shall have performed and complied with all of the agreements and conditions set forth or contemplated herein that are required to be performed or complied with by the Purchaser on or before the Closing Date.

4.3 Issuance Permitted by Applicable Laws. The issuance of the Shares and the Warrants hereunder and the consummation of the transactions contemplated hereby (a) shall not be prohibited by any Requirement of Law, (b) shall not subject the Company to any penalty or, in its reasonable judgment, other onerous condition under or pursuant to any Requirement of Law and (c) shall be permitted by all Requirements of Law to which the Company is subject.

4.4 Approval of Counsel to the Company. All actions and proceedings hereunder and all documents required to be delivered by the Purchaser hereunder or in connection with the consummation of the transactions contemplated hereby, and all other related matters, shall be in form and substance acceptable to Stephenson &
Snokhous, counsel to the Company, in its reasonable judgment.

4.5  Consents and Approvals.  All consents,
exemptions, authorizations or other actions by, or notices to, or filings with, Governmental
Authorities and other Persons in respect of all Requirements of Law necessary or required in connection with the execution, delivery or performance by the Purchaser or enforcement against the Purchaser of this Agreement shall have been obtained and be in full force and effect, and the Company shall have been furnished with appropriate evidence thereof.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company hereby represents and warrants to the Purchaser before and after giving effect to the transactions contemplated by this Agreement and the other Transaction Documents as follows:

5.1 Corporate Existence and Power. Except as indicated on Schedule 5.1, each of the Company and those Subsidiaries listed on Schedule 5.1 (a) is duly organized, validly existing and in good standing under the laws of the State of Texas and
(b) has all requisite power and authority to own, lease and operate its assets, properties and business and to conduct the business in which it is currently, or is currently proposed to be, engaged. The Company has the power and authority to execute, deliver and perform its obligations under this Agreement and each other Transaction
Document to which it is or will be a party.

5.2  Corporate Authorization; No Contravention.
The execution, delivery and performance by the Company of this Agreement and each other
Transaction Document to which it is or will be a party and the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Shares and the Warrants (a) have been duly authorized by all necessary corporate, and if required, stockholder action, (b) do not contravene the terms of the Articles of Incorporation or Bylaws of the Company (or any charter or other governing document for any Subsidiary of the Company), and (c) will not violate, conflict with or result in any breach or contravention of or the creation of any Lien under, any Contractual Obligation of the Company, or any Requirement of Law applicable to the Company or any of its Subsidiaries.

5.3 Capitalization. As of the Closing Date, the authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, including
20,000,000 shares of Class A Common and 5,000,000 shares of Class B Common, and 10,000,000 shares of Preferred Stock. As of the Closing Date, and after giving effect to the transactions contemplated by this Agreement, (a) 2,505,588 shares of Class A Common will be issued and outstanding, (b) at least 500,834 shares of Class
A Common will be reserved for issuance upon conversion of the Class B Common, (c) 333,334 shares of Class B Common will be issued and outstanding, (d) at least 167,500 shares of Class
B Common will be reserved for issuance upon exercise of the Warrants, and (e) no shares of Preferred Stock will be issued and outstanding, all as shown on Schedule 5.3 hereto. As of the Closing Date, and upon the consummation of the transactions contemplated by this Agreement, (i) all outstanding shares of Common Stock of the Company will be duly authorized and (ii) all outstanding shares of Common Stock of the Company will be, and the shares of Common Stock issuable upon exercise of the Warrants, when issued, will be, validly issued, fully paid, nonassessable and free and clear of any Lien. Except as described in Schedule 5.3, no other class of capital stock or other ownership interests of the Company are authorized or outstanding and the Company does not have outstanding any rights (either preemptive or other) or options to subscribe for or purchase from the Company, or any warrants or other agreements providing for or requiring the issuance by the Company of, any of its capital stock or any securities convertible into or exchangeable for its capital stock.

5.4 Subsidiaries. Each Subsidiary of the Company is listed on Schedule 5.4. The capitalization of all Subsidiaries consists of the number of shares or other equity interests, authorized, issued and outstanding, of such classes and series, with or without par value, described on Schedule 5.4. All such outstanding shares or other equity interests have been duly authorized and validly issued and are fully paid and nonassessable. The shareholders or other owners of the Subsidiaries and the number of shares or other equity interests owned by each are described on Schedule 5.4.
There are no outstanding stock purchase warrants, subscriptions, options, securities, instruments or other rights of any type or nature whatsoever, which are convertible into, exchangeable for or otherwise provide for or permit the issuance of capital stock or other equity interests of the Subsidiaries, except as described on Schedule 5.4.

5.5  Governmental Authorization; Third Party
Consents. Except as contemplated by the Transaction Documents, no approval, consent, compliance, exemption, authorization or other action by, or notice to, or filing with, any Governmental Authority or any other Person in respect of any Requirement of Law or Contractual
Obligation, and no lapse of a waiting period under any Requirement of Law or Contractual Obligation, is necessary or required in connection with the execution, delivery or performance by, or enforcement against, the Company of this Agreement and the other Transaction Documents or the transactions contemplated hereby or thereby.

5.6 Binding Effect. This Agreement and each of the other Transaction Documents to which the Company is a party will, upon the due execution and delivery thereof by the Company, constitute the legal, valid and binding obligation of the Company enforceable against the Company in accordance with their respective terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the enforcement of creditors' rights generally and by general principles of equity relating to enforceability.

5.7 Litigation. There are no legal actions, suits, proceedings, claims or disputes pending, or to the knowledge of the Company, threatened, at law, in equity, in arbitration or before any Governmental Authority against or affecting the Company or any Subsidiary (a) with respect to this Agreement or any of the other Transaction
Documents, or any of the transactions contemplated hereby or thereby, or (b) which would, if adversely determined, have an adverse effect on the ability of the Company or any Subsidiary to perform its obligations under this Agreement or any of the other Transaction Documents. No injunction, writ, temporary restraining order, decree or any order of any nature has been issued by any court or other Governmental Authority purporting to enjoin or restrain the execution, delivery or performance of this Agreement or any of the other Transaction Documents.

5.8 No Default or Breach. Neither the Company nor any Subsidiary is in default under or with respect to any Contractual Obligation in any respect, which, individually or together with all such defaults, could have a material adverse effect on the condition of the Company or any Subsidiary, or which could adversely affect the ability of the Company or any Subsidiary to perform its obligations under this Agreement or any of the other Transaction Documents.

5.9 ERISA. The execution and delivery of this Agreement and each of the other Transaction
Documents, the purchase and sale of the Shares and the Warrants hereunder and the consummation of the transactions contemplated hereby and thereby will not result in any prohibited transaction within the meaning of Section 406 of ERISA or Section
4975 of the Code or any other violation of ERISA or any other Requirement of Law related thereto.

5.10 Small Business Concern. The Company, together with its "affiliates" (as that term is defined in 13 C.F.R. Part 121), is a "small business concern" within the meaning of the Small
Business Investment Act of 1958, as amended, and the regulations thereunder, including 13 C.F.R.
Part 121.  The information set forth in the
documents provided to the Purchaser pursuant to
Section 3.10 is true, correct and complete.

5.11 Disclosure.

     (a)  Agreement and Other Documents.  This
Agreementand the documents and certificates furnished to the Purchaser by the Company on or prior to the Closing do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which they were made, not misleading.

     (b)  Material Adverse Effect.  Other than
general market conditions affecting companies similar to the Company, there is no fact known to the Company which the Company has not disclosed to the Purchaser in writing (such written disclosure to include, without limitation, the Reserve
Report, financial statements set forth on Schedule
3.6, Exhibits A, B, D, E and F hereto, the
Transaction Documents, the Investment Agreement, the Senior Loan Documents, the Investors
Agreement, any document defined herein or in the Transaction Documents or in the exhibits or schedules hereto), which materially adversely affects, or in sofar as the Company can reasonably foresee could materially adversely affect, the ability of the Company or any of its Subsidiaries to perform its obligations under this Agreement or any other Transaction Document, or any document contemplated thereby.

5.12 Private Offering. No form of general solicitation or general advertising was used by the Company or its representatives in connection with the offer or sale of the Shares, the Warrants or other securities. No registration of the Shares, the Warrants, or the Common Stock issuable upon conversion or exercise thereof pursuant to the provisions of the Securities Act or any state securities or "blue sky" laws will be required by the offer, sale or issuance of the Shares and the Warrants pursuant to this Agreement.

5.13 Broker's, Finder's or Similar Fees. There are no brokerage commissions, finder's fees or similar fees or commissions payable in connection with the transactions contemplated hereby or any other Transaction Document to which the Company is a party, based on any agreement, arrangement or understanding with the Company or any action taken by the Company.

5.14 Oil and Gas Matters.

     (a)  Oil and Gas Contracts and Leases.
Except as set forth on Schedule 5.14(a):

          (i)  All of the material Leases included
in the Oil and Gas Interests are in full force and effect (insofar as such Leases cover the lands and depths described on Schedule 1.1) and are the valid and legally binding obligations of the parties to those agreements and are enforceable in all material respects in accordance with their respective terms, except as limited by bankruptcy, insolvency, reorganization, moratorium, or other similar laws affecting creditors' rights generally and by general principles of equity relating to enforceability;

          (ii) Neither the Company nor any
Subsidiary is in breach or default with respect to any of its material representations, warranties or obligations pursuant to any of the Oil and Gas
Contracts or with respect to any regulations incorporated in or governing the Oil and Gas
Contracts;

          (iii)     No lessor under any of the
Leases included in the Oil and Gas Interests has notified the Company that such lessor considers any lease to be terminated or in default or other jeopardy because of lessee's failure to perform.
To the Company's best knowledge, all payments
(including without limitation royalties, delay rentals, shut-in royalties, payments due under unit or operating agreements) due under the Leases included in the Oil and Gas Interests and relating to the lands described on Schedule 1.1 have been properly and timely made (except to the extent that the failure to make any such payment would not have a material adverse affect on the ownership, use or value of such Interest), all conditions necessary to keep such Leases in force as to the lands and depths described on Schedule
1.1 have been fully performed and no notices have been received by the Company or any Subsidiary of any claim to the contrary;

          (iv) To the Company's best knowledge,
there are no material obligations to engage in continuous development operations in order to maintain any Lease included in the Oil and Gas
Interests in full force and effect as to the lands and depths described on Schedule 1.1;

          (v)  The execution and delivery of this
Agreement and the other Transaction Documents and the consummation of the transactions as contemplated hereby and thereby will not result in a breach of, constitute a default under, result in a violation of or entitle any party to a right of first refusal or preferential right to purchase under any of the Oil and Gas Contracts relating to the Oil and Gas Interests; and

          (vi) The Company and its Subsidiaries
have fulfilled, or will fulfill within the applicable time periods, all material requirements for filings, certificates, disclosures of parties in interest and other similar matters contained in (or otherwise, by law, rule or regulation, applicable to) the Leases included in the Oil and Gas Interests and are fully qualified to own and hold all such Leases.

     (b)  Oil and Gas Operations.  Except as set
forth on Schedule 5.14(b):

          (i)  The Oil and Gas Interests operated
by the Company and its Subsidiaries are being developed, operated and maintained in material compliance with the Oil and Gas Contracts and to the Company's best knowledge, the Oil and Gas
Interests operated by third parties are being developed, operated and maintained in material compliance with the Oil and Gas Contracts. In operating the Interests, the Company and its Subsidiaries are not dependent on the right to use the property of others, except under valid and enforceable agreements, rights or other arrangements included in the Oil and Gas
Contracts;

          (ii) Since January 1, 1997, neither the
Company nor any of its Subsidiaries has operated or in any manner dealt with, incurred obligations with respect to, or undertaken any transactions relating to, the Oil and Gas Interests other than in the ordinary course of business consistent with past practice or other than sales of property in any single transaction having a value of less than $100,000, and the Oil and Gas Interests have not suffered any material destruction, damage, or loss
(except depreciation of equipment through ordinary wear and tear and depletion through ordinary production) not covered by insurance;

          (iii)     There are no outstanding
authorities for expenditures covering work in progress or work not yet started covering the Interests other than in the ordinary course of business of the Company and its Subsidiaries; and

          (iv) No condition, obligation or other
circumstance, including any prior overproduction under a gas balancing agreement, not reflected in the Reserve Report, exists that could materially adversely affect the right of the Company or any Subsidiary to receive its full share of production and full payment of proceeds from the sale of Hydrocarbons produced from any Oil and Gas Interests.

     (c)  No Reversionary Interests.  Except as
set forth on Schedule 5.14(c) or as reflected in the Reserve Report, the Oil and Gas Interests are not subject to any reversionary, back-in or similar rights, the exercise of which would reduce the Net Revenue Interests of the Company or any of its Subsidiaries to less than the Net Revenue
Interests set forth on Schedule 1.1.

     (d)  Sales and Transportation Agreements.
Except as set forth on Schedule 5.14(d), (i) there are no material crude oil and condensate sales, arrangements or gas purchase and sales agreements or division orders relating to the Oil and Gas
Interests (collectively "Sales Agreements"), and no material transportation agreements relating to the Oil and Gas Interests that cannot be terminated by the Company or any Subsidiary upon sixty (60) days' or less notice without penalty or detriment to the Company and its Subsidiaries and
(ii) there are no Sales Agreements pursuant to which Hydrocarbons are being sold at less than the prevailing market price therefor.

     (e)  Tax Partnerships.  The Company and its
Subsidiaries have not filed any federal or state income tax returns identifying the Interests as held by any tax partnership other than the partnerships set forth on Schedule 5.14(e).

     (f)  Prepayments.  Except as set forth on
Schedule 5.14(f) or as reflected in the Reserve
Report, there exists no material imbalance regarding production taken or marketed from any Lease included in the Oil and Gas Interests or otherwise affecting the Company or any Subsidiary which could result in (i) a portion of its interest in production therefrom to be taken or delivered after January 1, 1997 without the Company or applicable Subsidiary receiving full payment therefor and at the price it would have received absent such imbalance, (ii) the Company and its Subsidiaries being obligated to make payment to any Person as a result of such imbalance or (iii) production being shut-in or curtailed after January 1, 1997 due to non-compliance with allowables, production quotas, proration rules or similar orders or regulations of any applicable Governmental Authority; and neither the Company nor any of its Subsidiaries is obligated, by virtue of any prepayment arrangement, take-or-pay agreement or similar arrangement, to deliver Hydrocarbons produced from the Oil and Gas Interests at some future time without then receiving full payment therefor in all material respects.

     (g) Gas Contracts. The buyers under all gas sales contracts pursuant to which the Company or any Subsidiary is selling natural gas produced from the Oil and Gas Interests are in compliance in all material respects with all the material terms of such contracts. Neither the Company nor any Subsidiary has received a notice from any such buyer of such party's intention or desire to modify, renegotiate or repudiate any such contract or any of the material terms thereof.

     (h)  Calls.  Except as set forth on Schedule
5.14(h), no person has any call upon, option to purchase, or similar right to purchase any material portion of the Hydrocarbons from the Oil and Gas Interests at a price less than the prevailing market price therefor.

          (i)  Reserve Report.  Except as set
forth on Schedule 5.14(i), (i) the Company information utilized in the preparation of the Reserve Report was true and correct in all material respects, (ii) the calculations utilized in the preparation of the Reserve Report are consistent with generally accepted standards of petroleum reservoir engineering at the dates of their preparation, (iii) neither the Company nor any Subsidiary has any knowledge that the oil, condensate, natural gas liquids and gas reserves attributable to the Interests as of the date of the Reserve Report are materially less than the estimate of quantities of those reserves shown in the Reserve Report, (iv) neither the Company nor any Subsidiary has any knowledge of any change occurring since the date of the Reserve Report that would result in a material change in the information contained in the Reserve Report, and
(v) neither the Company nor any Subsidiary nor the Interests are subject to any agreements, consents, orders or regulations that would materially reduce the rate of production of Hydrocarbons or other substances from the Interests below that reflected in the Reserve Report.

     (j)  Wells.

          (i)  All of the Wells have been drilled
and completed within the boundaries of the Leases or within the limits otherwise permitted by the Oil and Gas Contracts, and by applicable law.

          (ii) All drilling and completion of the
Wells and all development and operations of the Interests have been conducted in material compliance with all Requirements of Law and permits, and all judgments, orders and decrees of any Governmental Authority.

          (iii)     Except as reflected in the
Reserve Report, no Well is subject to material penalties on allowable production after the date of this Agreement because of any overproduction or any other violation of applicable laws, rules, regulations or permits or judgments, orders or decrees of any Governmental Authority that would prevent any Well from being entitled to its full legal and regular allowable production from and after January 1, 1997 as prescribed by any Governmental Authority.

     (k)  No Funds in Suspense.  All material
proceeds from the sale of Hydrocarbons produced from the Oil and Gas Interests are currently being paid to the Company or a Subsidiary and no portion of such proceeds is currently being held in suspense by any purchaser thereof or any other party by whom proceeds are paid except for immaterial amounts and with respect to the one well which was recently completed with no division order yet issued.

     (l)  Physical Condition of Facilities.  The
physical facilities on the Oil and Gas Interests
(including facilities held under lease) have been and are in a state of repair that is adequate for the intended use of such facilities in the ordinary course of the business conducted thereon.

5.15 Material Contracts. Schedule 5.15 sets forth a complete and accurate list of all Material
Contracts of the Company and its Subsidiaries
(other than Oil and Gas Contracts and the Transaction Documents) in effect as of the Closing
Date. Except as set forth on Schedule 5.15, each such Material Contract is, and after giving effect to the consummation of the transactions contemplated by the Transaction Documents will be, in full force and effect in accordance with the terms thereof. The Company and each Subsidiary have delivered to the Purchaser a true and complete copy of each Material Contract required to be listed on Schedule 5.15.

5.16 Senior Loan Documents. The Company has delivered to the Purchaser true, complete and correct copies of the Senior Loan Documents, together with all amendments and modifications thereto. Such documents (including the schedules and exhibits thereto) comprise a full and complete copy of all agreements between the parties thereto with respect to the subject matter thereof and all transactions related thereto, and there are no agreements or understandings, oral or written, or side agreements not contained therein that related to or modify the substance thereof. The representations and warranties of the Company made in Article IV of the Senior Loan Agreement are true, complete and correct in all material respects.

5.17 Other Transaction Documents. The Company has delivered to the Purchaser true, complete and correct copies of each other Transaction Document together with all amendments and modifications thereto. Such documents (including the schedules and exhibits thereto) comprise a full and complete copy of all agreements between the parties thereto with respect to the subject matter thereof and all transactions related thereto, and there are no agreements or understandings, oral or written, or side agreements not contained therein that relate to or modify the substance thereof. Such
Transaction Documents have been duly authorized by all necessary corporate action on the part of the Company and when executed and delivered by the Company will be the legal, valid and binding obligations of the Company and its successors, enforceable in accordance with their terms, except as limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors' rights generally and by general principles of equity relating to enforceability.

5.18 Use of Proceeds. The proceeds from the sale of the Shares and the Warrants will be used for general corporate purposes of the Company. No portion of such proceeds will be used for any purpose prohibited by the Small Business
Investment Act of 1958, as amended, or the regulations promulgated thereunder including 13
CFR Part 107.

ARTICLE 6

REPRESENTATIONS ANDWARRANTIES OF THE PURCHASER

     The Purchaser hereby represents and warrants as follows:

6.1  Authorization; No Contravention.  The
execution, delivery and performance by the Purchaser of this Agreement (a) is within the Purchaser's power and authority and has been duly authorized by all necessary action, (b) does not contravene the terms of the Purchaser's organizational documents or any amendment thereof, and (c) will not violate, conflict with or result in any breach or contravention of any material
Contractual Obligation of the Purchaser, or any material Requirement of Law directly relating to the Purchaser.

6.2 Binding Effect. This Agreement has been duly executed and delivered by the Purchaser, and this Agreement constitutes the legal, valid and binding obligation of the Purchaser enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors' rights generally or by general equitable principles relating to enforceability.

6.3  Purchase for Own Account.  The Shares, the
Warrants and the shares of Common Stock to be issued upon conversion or exercise thereof are being or will be acquired for the Purchaser's own account and with no intention of distributing or reselling such securities or any part thereof in any transaction that would be in violation of the Securities Act or the securities laws of any state, without prejudice, however, to the rights of the Purchaser at all times to sell or otherwise dispose of all or any part of its Shares, the Warrants or its shares of Common Stock under an effective registration statement under the
Securities Act, or under an exemption from such registration available under the Securities Act.
If the Purchaser should in the future decide to dispose of any of its Shares, the Warrants or its shares of Common Stock issued upon the exercise or conversion thereof, the Purchaser understands and agrees that it may do so only in compliance with the Securities Act and applicable state securities laws as then in effect. The Purchaser agrees to the imprinting, so long as required by law, of a legend on certificates representing all of its Shares, the Warrants and its shares of Common
Stock to be issued upon conversion or exercise thereof to the following effect:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE
HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT
OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY
STATE AND MAY NOT BE SOLD OR OTHERWISE DISPOSED OF
EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION
STATEMENT UNDER SUCH ACT AND APPLICABLE STATE
SECURITIES LAWS OR PURSUANT TO AN APPLICABLE
EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF
SUCH ACT AND SUCH LAWS."

6.4 ERISA. No part of the funds used by such Purchaser to purchase the Shares or the Warrants hereunder constitutes assets of any "employee benefit plan" (as defined in Section 3(3) of ERISA) or "plan" (as defined in Section 4975 of the Code).

6.5 Broker's, Finder's or Similar Fees. There are no brokerage commissions, finder's fees or similar fees or commissions payable in connection with the transactions contemplated hereby or by any other Transaction Document to which the Purchaser is a party, based on any agreement, arrangement or understanding with the Purchaser or any action taken by the Purchaser.

6.6  Governmental Authorization; Third Party
Consent.  Except as contemplated by the
Transaction Documents, no approval, consent, compliance, exemption, authorization or other action by, or notice to, or filing with, any Governmental Authority or any other Person in respect of any Requirement of Law, and no lapse of a waiting period under any Requirement of Law, is necessary or required in connection with the execution, delivery or performance by such Purchaser or enforcement against such Purchaser of this Agreement or the transactions contemplated hereby.

ARTICLE 7

COVENANTS

     Until such time as the Shares, the Warrants and the Common Stock issued upon the conversion or exercise thereof are no longer outstanding or the Purchaser (or its assigns) is no longer the holder of any of the Shares, the Warrants or the Common
Stock issued upon the conversion or exercise thereof (provided, that the Purchaser may not transfer the covenants in Sections 7.9 and 7.13 to a Person materially active in any of the businesses described in Section 7.3), the Company hereby covenants and agrees with the Purchaser as follows:

7.1  Financial Statements and Other Information.
Except as provided below, the Company shall deliver to the Purchaser:

     (a) Annual Financial Statements. As soon as available and in any event within 130 days after the end of each Fiscal Year of the Company, an audited consolidated and consolidating balance sheet as at the close of such year, and statements of profit and loss, cash flow and reconciliation of surplus of the Company and its Subsidiaries for such year (including tax financial statements), audited by independent public accountants selected by the Company and reasonably satisfactory to the Purchaser, together with each management letter provided by such accountants with such financial statements.

     (b)  Quarterly Financial Statements.  Within
45 days after the end of each fiscal quarter of the Company, an unaudited consolidated and consolidating balance sheet as at the end of such period and statements of profit and loss, cash flow and surplus of the Company and its Subsidiaries, for such quarter and for the fiscal period then ended (including tax financial statements), certified by an authorized financial or accounting officer of the Company and compared to the prior year's fiscal quarter and fiscal period and applicable budget projections for such quarter and fiscal period.

     (c)  Annual Budget.  Within 30 days prior to
any Fiscal Year end, a preliminary twelve month budget for the succeeding Fiscal Year.

     (d)  Information Concerning Oil and Gas
Interests.

          (i)  No later than April 1 of each
Fiscal Year, engineering reports in form and substance satisfactory to the Purchaser, certified by any nationally- or regionally- ecognized independent consulting petroleum engineers reasonably acceptable to the Purchaser, fairly and accurately setting forth (A) the proven and producing, shut-in, behind-pipe, and undeveloped oil and gas reserves (separately classified as such) attributable to the Interests as of December
31 of the Fiscal Year for which such reserve reports are furnished, (B) the aggregate present value of the future net income with respect to such Interests, discounted at a stated per annum discount rate of proven and producing reserves,
(C) projections of the annual rate of production, gross income, and net income with respect to such proven and producing reserves, and (D) information with respect to the "take-or-pay" "prepayment," and gas-balancing liabilities of the Company and its Subsidiaries.

          (ii) Should the Company prepare, or
cause to be prepared, engineering reports in addition to the annual reserve reports described in Section 7.1(d)(i), the Company shall promptly provide the Purchaser with copies of such reports.


          (iii)     Such additional data
concerning pricing, quantities of production from the Interests, volumes of production sold, purchasers of production, gross revenues, expenses, and such other information and engineering and geological data with respect thereto as the Purchaser may reasonably request from time to time.

     (e)  Other Financial Information.  From time
to time, such further information regarding the business affairs and financial condition of the Company and its Subsidiaries as the Purchaser may request.

     (f)  Notice of Shareholders Meetings.
Deliver to the Purchaser written notice of any meeting of the shareholders of the Company and its Subsidiaries at least 10 Business Days in advance of such meeting.

     (g)  Compliance Certificate.  With each
financial statement which the Company is required to submit pursuant to Sections 7.1(a) and (b), an officers' certificate, signed by the President and any Vice President of the Company, pursuant to which such officers must certify that such financial statement fairly and accurately represents in all material respects the financial condition of the Company and its Subsidiaries at the end of the particular accounting period, as well as the operating results of the Company and its Subsidiaries during such accounting period, subject to year-end audit adjustments.

     At any time after a Qualified Public
Offering, so long as the Company has a class of equity securities registered under Section 12 of the Exchange Act, the financial reporting requirements set forth in paragraphs (a) through
(d) of this Section shall be replaced with the requirement that the Company deliver to the Purchaser a copy of each document, including without limitation all reports on Form 10-K and Form 10-Q, filed with the Commission as soon as practicable after such filing.

7.2 Notices. The Company shall deliver to the Purchaser prompt (but in no event later than 5
Business Days after an officer of the Company obtains knowledge thereof) telephonic and written notice of: (a) the commencement of all proceedings and investigations by or before any Governmental Authority (including any notice of violation of any Requirement of Law) and all actions and proceedings in any court or before any arbitrator against or involving the Company, any Subsidiary or any of their respective properties, assets or businesses, in each case involving a claim or liability in excess of $250,000 and not fully covered by insurance, (b) any labor controversy that has resulted in or threatens to result in, a strike or other work action against the Company or any Subsidiary, (c) any attachment, judgment, levy or order exceeding $250,000 that may be assessed against the Company or any Subsidiary, (d) any event which constitutes or which with the passage of time or giving of notice or both would constitute a default or event of default under the Senior Loan Agreement and (e) any act or condition arising under ERISA that might constitute grounds for the termination of any Employee Benefit Plan (as defined in Section
3(3) of ERISA) or for the appointment by the appropriate United States District Court of a trustee to administer such plan.

7.3  Preservation of Existence and Related
Matters. Each of the Company and its Subsidiaries shall preserve and maintain its separate existence and all rights, franchises, licenses and privileges necessary to the conduct of its business; and qualify and remain qualified and authorized to do business in each jurisdiction in which the character of its properties or the nature of its business requires such qualification or authorization. Each of the Company and its Subsidiaries shall engage only in business consisting of the businesses in which the Company is currently engaged, including without limitation
Hydrocarbon acquisition, exploration,
exploitation, development, gathering,
transmission, processing and marketing and the acquisition of Persons engaged in such businesses, or any other business reasonably incidental thereto.

7.4     Maintenance of Property.  Each of the
Company and its Subsidiaries shall protect and preserve all properties material to its business.

7.5  Maintenance of Insurance.  Each of the
Company and its Subsidiaries shall maintain insurance with responsible insurance companies against such risks and in such amounts as are customarily maintained by businesses of similar size and business activity or as may be required by any Requirement of Law, and on the Closing Date and from time to time thereafter deliver to the Purchaser upon its request a detailed list of the insurance then in effect, stating the names of the insurance companies, the amounts and rates of the insurance, the dates of the expiration thereof and the properties and risks covered thereby.

7.6 Payment and Performance of Obligations. Each of the Company and its Subsidiaries shall perform all obligations under this Agreement and the other
Transaction Documents, and pay or perform (a) all material taxes, assessments and other governmental charges that may be levied or assessed upon it or any of its property, and (b) all other material indebtedness, obligations and liabilities in accordance with customary trade practices including without limitation all notifications to lessors; provided, that the Company or such Subsidiary may contest any item described in clause (a) or (b) of this Section 7.6 (other than such notifications) in good faith so long as adequate reserves are maintained with respect thereto in accordance with GAAP.

7.7  Accounting Methods and Financial Records.
Each of the Company and its Subsidiaries shall maintain a system of accounting and keep such books, records and accounts (which shall be true and complete in all material respects) as may be required or as may be necessary to permit the preparation of financial statements in accordance with GAAP consistently applied and in compliance with the regulations of any Governmental Authority having jurisdiction over it or any of its properties.

7.8 Visits and Inspections. Each of the Company and its Subsidiaries shall permit representatives of the Purchaser, from time to time, as often as may be reasonably requested, but only during normal business hours, to visit and inspect its properties; inspect, audit and make extracts from its books, records and files, including, but not limited to, management letters prepared by independent accountants; and discuss with its principal officers and its independent accountants, its business, assets, liabilities, financial condition, results of operations and business prospects. Any such visits, inspections or audits shall be at the Purchaser's sole cost, risk and expense; provided, that the Purchaser shall receive the same reimbursement granted to any shareholder or member of the Board of Directors of the Company in connection with any such visit, inspection or audit.

7.9 Board Visitation Rights. The Company shall permit the Purchaser to designate two advisory non-voting observers, each of whom shall be an officer of the Purchaser or any of its Affiliates and shall be entitled to attend each meeting of the Board of Directors and Executive Committee of the Company and its Subsidiaries. Any such attendance shall be at the Purchaser's sole cost, risk and expense; provided, that the Purchaser shall receive the same reimbursement granted to all members of the Board of Directors and Executive Committee of the Company and its Subsidiaries in connection with the attendance of any meeting of the Board of Directors or Executive
Committee of the Company and its Subsidiaries not held in Houston, Texas. The Company shall provide the Purchaser with written notice of any meeting of the Board of Directors or Executive Committee of the Company and its Subsidiaries at least 10
Business Days in advance of such meeting.

7.10 Confidentiality. The Purchaser shall keep all documents, data and information furnished by the Company or received by the Purchaser pursuant to this Agreement strictly confidential and shall not disclose such documents, data or information to any third party unless such disclosure (i) is required by applicable laws, (ii) is made with respect to information generally available to the public, or (iii) is made to an Affiliate of the Purchaser. The provisions of this 7.10 shall survive the expiration or termination of this Agreement.

 7.11     Compliance with Laws; Environmental
Laws. Each of the Company and its Subsidiaries shall observe and remain in material compliance with all Requirements of Law and Contractual
Obligations in each case applicable or necessary to the conduct of its business. Without limitation of the foregoing, each of the Company and its Subsidiaries shall (a) comply in all material respects with, and use its best efforts to ensure such compliance by all tenants and subtenants, if any, with, all applicable
Environmental Laws and obtain and comply with and maintain, and ensure that all tenants and subtenants obtain and comply with and maintain, any and all licenses, approvals, notifications, registrations or permits required by applicable
Environmental Laws; and (b) conduct and complete all investigations, studies, sampling and testing, and all remedial, removal and other actions required under Environmental Laws, and promptly comply with all lawful orders and directives of any Governmental Authority regarding Environmental
Laws.

7.12 Transactions with Affiliates. Except as contemplated by the Transaction Documents, neither the Company nor any of its Subsidiaries shall enter into any transaction with any Affiliate of the Company or any of its Subsidiaries or any stockholder (or any Affiliate of such stockholder) of the Company or any of its Subsidiaries
(including any employee stockholder), except transactions permitted pursuant to Section 6.10 of the Senior Loan Agreement as in effect on the date hereof.

7.13 Capital Expenditures. The Company shall not alter or amend, or pass any resolution or enter into any Contractual Obligation inconsistent with, the Resolutions of the Board of Directors of the Company dated May 23, 1997 relating to the authorization of capital expenditures, without the prior written consent of the Purchaser, which shall not be unreasonably withheld.

7.14 Coordination of Registration Rights.  The
Company shall use its best efforts to cause Energy
Capital Investment Company PLC and EnCap Equity
1996 Limited Partnership to enter into an agreement with the Purchaser providing for the coordination of registration rights and procedures in the event that (i) the Purchaser wishes to exercise its demand registration rights pursuant to Section 10.1 of this Agreement or (ii) Energy
Capital Investment Company PLC or EnCap Equity
1996 Limited Partnership wishes to exercise its demand registration rights pursuant to Section 2 of the Investment Agreement. The Company shall use its best efforts to cause any future holder of demand registration rights with respect to securities of the Company to enter into a letter agreement with the Purchaser and all other holders of demand registration rights on terms substantially similar to those contained in any such agreement by and among the Purchaser, Energy
Capital Investment Company PLC and EnCap Equity
1996 Limited Partnership.

7.15 No Inconsistent Agreements.  Neither the
Company nor any of its Subsidiaries shall enter into any Contractual Obligation, or enter into any amendment or other modification to any currently existing Contractual Obligation or to the Articles of Incorporation or Bylaws, which by its terms restricts or prohibits the ability of the Company to issue Class B Common upon exercise of the Warrants or to issue Class A Common upon conversion of the Class B Common or otherwise results in a material adverse effect to the Purchaser or materially impairs any rights of the Purchaser under any of the Transaction Documents.

7.16 Shareholders' Agreement. The Company shall use its best efforts to provide the Purchaser with a fully executed copy of the Shareholders'
Agreement within 30 days after the Closing Date.

ARTICLE 8

PREEMPTIVE RIGHTS

8.1  Eligible Offering.  Except as otherwise
provided in Section 8.4, the Company hereby grants to the Purchaser the right to purchase any future offering of equity securities of the Company or of any security or other obligation convertible into or exchangeable for or carrying rights or options to purchase equity securities of the Company (an
"Eligible Offering"); provided, that the portion of any Eligible Offering which the Purchaser may purchase shall bear the same ratio to the aggregate amount of securities covered by such Eligible Offering as the number of shares of Common Stock owned by the Purchaser, on a fully diluted basis, bears to the total number of shares of Common Stock owned by all shareholders of the Company, on a fully diluted basis, at the time of such Eligible Offering.

8.2  Notice of an Eligible Offering.  Before
issuing any securities pursuant to an Eligible
Offering, the Company shall give written notice thereof to the Purchaser. Such notice must specify the security or securities the Company proposes to issue and the consideration that the Company intends to receive for such security or securities. For a period of ten (10) Business
Days following the delivery of such notice, the Purchaser shall be entitled, by written notice to the Company, to elect to purchase up to the portion of the securities being sold in the Eligible Offering calculated in accordance with
Section 8.1.  In the event of a material change in
the terms of such Eligible Offering during the ten
(10) Business Days following such notice, the Purchaser shall have an additional ten (10)
Business Days following the Purchaser's notice of such material change to make its election. If any such election is made by the Purchaser, the Company shall sell to the Purchaser, and the Purchaser shall purchase from the Company, for the consideration and on the terms set forth in the Company's notice of such Eligible Offering, the number of securities that the Purchaser has elected to purchase. The Company may sell the remainder of the securities to be sold in the Eligible Offering, if any, pursuant to the provisions set forth in Section 8.3.

8.3 Sale to Third Parties. If any election to exercise the rights pursuant to Section 8.1 is not made with respect to any securities included in an Eligible Offering within the period of ten (10)
Business Days described in Section 8.2, or if there remain securities to be sold after the sale of securities to the Purchaser, then the Company may issue such securities to third persons, but only for a consideration not less than that set forth in the Company's notice and only within a period of 120 days thereafter.

8.4  Exceptions to Eligible Offering.  The
Purchaser shall not have any preemptive right to purchase any of the following securities issued by the Company:

     (a)  Securities issued to employees of the
Company in the ordinary course of business pursuant to a stock option plan of the Company;
provided, that the aggregate amount of Common
Stock available for employee stock options shall not exceed 20% of the outstanding Common Stock determined on a fully diluted basis; provided, further, that the exercise price of such options shall not be less than $3.25 per share;

     (b)  Securities issued to the acquiree or to
shareholders in connection with any merger, consolidation or acquisition to which the Company is a party;

     (c)  Securities issued for consideration
other than cash;

     (d)  Securities issued pursuant to a
Qualified Public Offering;

     (e)  Securities issued pursuant to the
proposal dated May 7, 1997 from the Company to Belleview Capital Corp., as modified by the response dated May 13, 1997; or

     (f)  Securities issued after the Purchaser
(or its assigns) ceases to be a holder of any of the Shares, the Warrants, or the Common Stock issued upon the conversion or exercise thereof.

ARTICLE 9

PUT RIGHTS

9.1  Option to Put. Upon the earlier to occur of
(i) May 27, 2001 or (ii) a Change in Control (the
"Earlier Time"), and, in the event of a Change in Control caused by the death or disability of Frank
A. Lodzinski, through the 90th day after the Purchaser receives written notice of such Change in Control, and in all other events, until May 31, 2005, the Purchaser shall have the right to sell all or a portion of its Put Securities to the Company, and the Company shall be obligated to purchase such Put Securities, at a price per share determined in accordance with Section 9.3 below;
provided, that all of the Purchaser's put rights under this Article 9 shall expire and terminate upon the consummation of a Qualified Public
Offering or a Cash-Out Transaction.

9.2 Sale of Put Securities. To exercise its right to sell all or any portion of the Put
Securities under Section 9.1, the Purchaser shall give written notice to that effect to the Company, which notice (the "Exercise Notice") shall also specify the number of Put Securities the Purchaser is electing to sell. The Company and the Purchaser shall consummate any purchase and sale contemplated under this Article 9 at a place and time mutually determined by the Company and the Purchaser, but in any event within fifteen (15) days after receipt by the Company of the Exercise
Notice. At the closing of any purchase and sale contemplated under this Article 9, the Company shall tender immediately available funds to the Purchaser in an amount equal to the number of the Put Securities to be sold multiplied by the price per share determined in accordance with Section
9.3 below and the Purchaser shall deliver to the Company certificate(s) or instrument(s) evidencing such securities.

9.3  Price Per Share.

     (a)  Purchase Price.  The Company shall be
obligated to purchase the Put Securities pursuant to Sections 9.1 and 9.2 at a price per share equal to (i) the Net Asset Value less (ii) in the case of a purchase of all or any portion of the Warrants, the exercise price per share of such Warrants.

     (b)  Net Asset Value.  For purposes of this
Article 9, the term "Net Asset Value" shall mean, as of the date of the Exercise Notice, an amount determined by dividing X by Y, where "X" is (i) the total assets of the Company and its Subsidiaries which would be shown as assets on a consolidated balance sheet of the Company and its Subsidiaries as of such time prepared in accordance with GAAP (exclusive, however, of oil and gas properties), plus (ii) the "Calculated
Market Value" (as hereinafter defined) of such oil and gas properties, minus (iii) the total liabilities of the Company and its Subsidiaries which would be shown as liabilities on a consolidated balance sheet of the Company and its Subsidiaries as of such time prepared in accordance with GAAP and where "Y" is the total number of shares of Common Stock outstanding as of such time determined on a fully diluted basis
(except for options which have not yet vested or are not immediately exercisable). In computing
Net Asset Value, the "Calculated Market Value" of oil and gas properties of the Company and its Subsidiaries shall be the value determined by a nationally recognized independent engineering firm acceptable to the Company and the Purchaser, and calculated in accordance with Section 210.4-10 of Regulation S-X, as promulgated by the Commission, with the following adjustments to certain parameters: (i) applicable future prices for commodities shall be determined as follows: (A) for crude oil the beginning price shall be calculated using the average of one full calendar year forward prices, and (B) for natural gas the beginning price shall be calculated using the average of the first twelve month forward prices, each as reported on the New York Mercantile
Exchange; provided, that such prices shall be adjusted for product quality and for basis differentials resulting from product location, as determined by the Purchaser by obtaining market quotes from at least two mutually agreeable major independent third party dealers for each pipeline or point of delivery; provided, further, that such prices shall escalate at 3% per annum thereafter; (ii) beginning lease operating expenses, as determined by Section 210.4-10 of Regulation S-X, shall escalate at 3% per annum thereafter; (iii) the resulting cashflow stream, as determined by Section 210.4-10 of Regulation
S-X, after giving effect to the adjustments to commodity price and lease operating expense assumptions, shall be discounted for a present value at a 12% discount rate; and (iv) that in making such computation, only the following categories (and portions of such categories) of reserves shall be utilized: 100% of proved developed producing reserves; 80% of proved developed non-producing reserves; and 50% of proved undeveloped reserves.

9.4 Limitation on Other Put Rights. The Company covenants and agrees that, except as provided in the other Transaction Documents, from and after the date hereof, so long as the Purchaser holds
Put Securities in respect of which any put rights provided for in this Article 9 have not terminated, the Company shall not grant, directly or indirectly, to any Person or agree to otherwise become obligated in respect of (i) any rights to require the Company to purchase or redeem securities of the Company upon the demand of any Person or (ii) rights in the nature or substantially in the nature of those set forth in
Article 9 of this Agreement; in each case, without the prior written consent of the Purchaser, which shall not be unreasonably withheld, or unless such rights are expressly subject and subordinated to the put rights of the Purchaser pursuant to
Article 9 hereof on terms reasonably satisfactory to the Purchaser.

ARTICLE 10

REGISTRATION RIGHTS

10.1 Demand Registration

     (a)  Form of Demand Request.  Subject to
paragraphs (b), (c) and (d) below and the other terms and provisions hereof, until May 31, 2005, the Purchaser may request at any time a registration by the Company under the Securities
Act of all or a part of its Registrable Securities
(a "Demand Registration"). Any request made pursuant to this paragraph (a) will specify the number of Registrable Securities to be registered and will specify the intended method of disposition thereof; provided, that such method of disposition shall be an underwritten offering if requested by the Purchaser.

     (b)  Limitations on Registration Rights of
the Purchaser. Notwithstanding paragraph (a) above or anything else herein to the contrary, the Company shall have no obligations under this
Section 10.1 until the earlier of (i) May 1, 2000 or (ii) one year after the date any class of the Company's Common Stock becomes subject to the reporting requirements under the Exchange Act.
Notwithstanding paragraph (a) above or anything else herein to the contrary, in no event shall the Company be obligated to effect more than one registration pursuant to this Section 10.1;
provided, that any registration requested pursuant to this Section 10.1 will not be deemed to have been effected unless it has become effective and remained effective until all of the Registrable
Securities have been sold; provided, further, that any such registration which does not become effective after the Company has filed a registration statement in accordance with the provisions of this Section 10.1 solely by reason of the refusal to proceed of the Purchaser after having requested the Demand Registration pursuant to paragraph (a) above, including failure to comply with the provisions of this Agreement
(other than any refusal to proceed based upon the advice of counsel to the Purchaser that the registration statement, or the prospectus contained therein, contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, or that such registration statement or such prospectus, or the distribution contemplated thereby, otherwise violates or would, if such distribution using such prospectus took place, violate any applicable state or federal securities law) shall be deemed to have been effected by the Company at the request of the Purchaser.

     (c)  Inclusion of Other Securities.  Neither
the Company nor any of its securityholders (other than the Purchaser) shall have the right to include any of the Company's securities in a registration statement initiated as a Demand
Registration under this Section 10.1 unless (i) the Purchaser consents to such inclusion and (ii) if the Demand Registration is an underwritten offering, (A) the Company and such securityholders, as applicable, agree in writing to sell their securities on the same terms and conditions as apply to the Registrable Securities being sold and (B) the managing underwriter(s) of such underwritten offering has reasonably determined that inclusion of such securities will not adversely affect the marketability or offering price of the Registrable Securities to be included.

     (d)  Underwriters.  If a Demand Registration
is an underwritten offering or a best efforts underwritten offering, the investment banker or investment bankers and manager or managers that will administer the offering shall be selected by the Purchaser; provided, that such investment bankers and managers must be reasonably satisfactory to the Company.

10.2 Piggyback Registration. If, at any time before May 31, 2005, the Company proposes to register any of its securities under the Securities Act for its own account or for the account of any other holder of its securities other than (a) under employee compensation or benefit programs or (b) an exchange offer or an offering of securities solely to the existing stockholders or employees of the Company, and the registration form to be used may be used for the registration of Registrable Securities, the
Company will give prompt written notice to the Purchaser of its intention to effect such a registration and will include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within fifteen (15) days after the receipt of the Company's notice (a "Piggyback
Registration"). The Company shall use its reasonable best efforts to cause the managing underwriters of a proposed underwritten offering to permit the Registrable Securities requested to be included in the registration statement (or registration statements) for such offering to be included therein on the same terms and conditions as any similar securities of the Company included therein. Notwithstanding the foregoing, if the Company gives notice of such a proposed registration, the total number of Registrable
Securities which shall be included in such registration shall be reduced to such number, if any, as in the reasonable opinion of the managing underwriters of such offering would not adversely affect the marketability or offering price of all of the securities proposed to be offered by the Company in such offering; provided, that (i) if such Piggyback Registration is incident to a primary registration on behalf of the Company, the securities to be included in the registration statement (or registration statements) for any person other than the Purchaser and the Company shall be first reduced prior to any such reduction applicable to the Purchaser, and (ii) if such Piggyback Registration is incident to a secondary registration on behalf of holders of securities of the Company, the securities to be included in the registration statement (or registration statements) for any person not exercising "demand" registration rights other than the Purchaser, as currently in effect, shall be first reduced prior to any such pro rata reduction applicable to the Purchaser.

     (a)  Requests for Registration on Form S-3.
After the initial Public Offering of Common Stock pursuant to an effective registration statement under the Securities Act and until May 31, 2005, the Company shall use its best efforts to qualify to register securities on Form S-3 (or any successor to such form). After the Company has qualified for the use of Form S-3, in addition to the rights contained in the foregoing provisions of this Agreement, the Purchaser shall have the right to request the registration of any such Registrable Securities on Form S-3. All such requests shall be in writing and shall state the number of shares of Registrable Securities to be disposed of and the intended methods of disposition of such shares by the Purchaser;
provided, that the Company shall not be required to effect a registration pursuant to this Section
10.3(a) unless the Purchaser proposes to dispose of Registrable Securities having an aggregate price to the public (before deducting underwriting discounts and expenses of sale) of at least
$500,000.  Registrations effected pursuant to this
Section 10.3 shall not be counted as a Demand
Registration for purposes of Section 10.1.

     (b)  Underwriting Procedures.  If the
Purchaser so elects, the offering of such Registrable Securities pursuant to a registration effected pursuant to Section 10.3(a) shall be in the form of a firm commitment underwritten offering and the managing underwriter or underwriters selected for such offering shall be selected by the Purchaser in the same manner as described in Section 10.1(d).

10.4 Registration Procedures.

     (a)  Whenever the Purchaser has requested
that any Registrable Securities be registered pursuant to Section 10.1, 10.2 or 10.3, the Company will use its reasonable best efforts to effect the registration of and permit the sale of such Registrable Securities in accordance with the intended method of disposition thereof, and pursuant thereto the Company will as expeditiously as possible:

          (i)  prepare and file with the
Commission a registration statement on the appropriate form with respect to such Registrable
Securities and use its reasonable best efforts to cause such registration statement to become effective (provided, that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company will furnish copies of all such documents proposed to be filed to the Purchaser);

          (ii) prepare and file with the
Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period which will terminate when Registrable Securities covered by such registration statement have been sold (but not before the expiration of the applicable prospectus delivery period) and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement;

          (iii)     furnish to the Purchaser such
number of copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement
(including, without limitation, each preliminary prospectus) and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable
Securities owned by the Purchaser;

          (iv) use its reasonable best efforts to
register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions within the United States as the Purchaser reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable the Purchaser to consummate the disposition in such jurisdictions of the Registrable Securities owned by the Purchaser (provided that the Company will not be required to qualify generally to do business or subject itself to any general service of process in any jurisdiction where it is otherwise not then so subject);

          (v)  notify the Purchaser, at any time
when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event which requires the making of any change in the prospectus included in such registration statement so that such document will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and, at the request of the Purchaser, the Company will prepare a supplement or amendment to such prospectus so that such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

          (vi) use its reasonable best efforts to
cause all such Registrable Securities to be listed on each securities exchange or exchanges, automated quotation system or over-the-counter market upon which securities of the Company of the same class are then listed or which are recommended for listing by the Purchaser or any underwriters;

          (vii)     enter into such customary
agreements (including, without limitation, underwriting agreements in customary form, substance, and scope) and take all such other actions as the Purchaser or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable
Securities;


          (viii)    otherwise use its reasonable
best efforts to comply with all applicable rules and regulations of the Commission, and make generally available to its security holders an earnings statement no later than 90 days after the end of the 12 month period beginning with the first day of the Company's first full calendar quarter after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

          (ix) in the event of the issuance of any stop order suspending the effectiveness of a registration statement, or of any order suspending or preventing the use of any related prospectus or suspending the disqualification of any common stock included in such registration statement for sale in any jurisdiction, the Company will use its reasonable best efforts promptly to obtain the withdrawal of such order; and

          (x)  use its reasonable best efforts to
cause such Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the Purchaser to consummate the disposition of such Registrable Securities.

     (b) The Purchaser agrees with the Company as follows:

          (i)  upon receipt of any notice from the
Company of the happening of any event of the kind described in Section 10.4(a)(v), the Purchaser will forthwith discontinue disposition of any Registrable Securities until the Purchaser receives copies of the supplemented or amended prospectus contemplated by Section 10.4(a)(v), or until it is advised in writing by the Company that the use of the applicable prospectus may be resumed, and it has received copies of any additional or supplemental filings that are incorporated or deemed to be incorporated by reference in such prospectus;

          (ii) furnish to the Company such
information regarding the Purchaser, the
Registrable Securities held by it and the intended method of disposition thereof as the Company shall reasonably request and as shall be reasonably required in connection with the preparation of the applicable registration statement and other actions taken by the Company under this Agreement, and it shall be a condition precedent to the obligation of the Company to take any action pursuant to this Agreement in respect of the Registrable Securities that such information has been furnished to the Company by the Purchaser;
and

          (iii)     if any Registrable Securities
are being registered in any registration pursuant to this Agreement, the Purchaser will comply with all anti-stabilization, manipulation and similar provisions of Section 10 of the Exchange Act, as amended, and any rules promulgated thereunder by the Commission and, at the request of the Company, will execute and deliver to the Company and to any underwriter participating in such offering, an appropriate agreement to such effect.

10.5 Expenses. The Company shall pay all
Registration Expenses in connection with each registration effected pursuant to Section 10.1,
10.2 and 10.3 and, in any event, shall pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal and accounting duties), the expense of any annual audit and the fees and expenses incurred in connection with the listing of the securities to be registered on each securities exchange on which similar securities issued by the Company are then listed. All Selling
Expenses incurred in connection with a
registration effected pursuant to the terms hereof shall be borne by the Purchaser and any other holder of Registrable Securities participating in such registration pro rata, based upon the number of Registrable Securities included in such registration.

10.6 Limitation on Registration Rights of Others.
The Company covenants and agrees that, except as provided in the other Transaction Documents, from and after the date hereof, so long as the Purchaser holds any Registrable Securities in respect of which any registration rights provided for in this Article 10 remain in effect, the Company will not, directly or indirectly, grant to any Person or agree to or otherwise become obligated in respect of rights of Demand
Registration in the nature or substantially in the nature of those set forth in Section 10.1.

10.7 Lock-Up Agreements.  In the event V & C
Energy Limited Partnership or Energy Resource
Associates, Inc. enters into any "lock-up" or similar agreement not to dispose of any securities of the Company during registration, the Purchaser covenants and agrees to enter into a substantially similar agreement; provided, that such restrictive period does not exceed 180 days.

ARTICLE 11

INDEMNIFICATION

11.1 Indemnification. In addition to all other sums due hereunder or provided for in this Agreement, the Company agrees to indemnify and hold harmless the Purchaser and its Affiliates and their respective officers, directors, agents, employees, subsidiaries, partners and controlling persons (each, together with each Holder
Indemnified Party, an "Indemnified Party") to the fullest extent permitted by law from and against any and all losses, claims, damages, expenses
(including reasonable fees, disbursements and other charges of counsel) or other liabilities
(collectively, "Liabilities") resulting from or arising out of any breach of any representation or warranty, covenant or agreement of the Company in this Agreement or in any of the other Transaction
Documents or any legal, administrative or other actions (including actions brought by the Purchaser or the Company or any equity holders of the Company or derivative actions brought by any Person claiming through or in the Company's name), proceedings or investigations (whether formal or informal), or written threats thereof, based upon, relating to or arising out of this Agreement or any of the other Transaction Documents; provided, that (a) the Company shall not be liable under this Section 11.1 to an Indemnified Party (i) for any amount paid in settlement of claims without the Company's consent (which consent shall not be unreasonably withheld), (ii) to the extent that it is finally judicially determined that such Liabilities resulted primarily from the willful misconduct or gross negligence of such Indemnified
Party or (iii) to the extent that it is finally judicially determined that such Liabilities resulted primarily from the material breach by such Indemnified Party of any representation, warranty, covenant or other agreement of such Indemnified Party contained in this Agreement or in the applicable Transaction Document, and (b) if and to the extent that such indemnification is unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of such Liabilities which shall be permissible under applicable laws. In connection with the obligation of the Company to indemnify for expenses as set forth above, the Company further agrees, upon presentation of appropriate invoices containing reasonable detail, to reimburse each Indemnified Party for all such expenses (including reasonable fees, disbursements and other charges of counsel) as they are incurred by such Indemnified Party; provided, that if an Indemnified Party is reimbursed hereunder for any expenses, such reimbursement of expenses shall be refunded to the extent it is finally judicially determined that the Liabilities in question resulted primarily from (i) the willful misconduct or gross negligence of such Indemnified Party or
(ii) the material breach by such Indemnified Party of any representation, warranty, covenant or other agreement of such Indemnified Party contained in this Agreement or any of the other Transaction
Documents.

11.2 Securities Laws Violations. The Company shall indemnify and hold harmless, with respect to any registration statement filed by it, to the full extent permitted by law, the Purchaser and each other Person, if any, who controls the Purchaser within the meaning of Section 15 of the Securities Act (collectively, "Holder Indemnified
Parties") against all losses, claims, damages, liabilities and expenses, joint or several to which any such Holder Indemnified Party may become subject under the Securities Act, the Exchange
Act, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses
(or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement in which such Registrable Securities were included as contemplated hereby or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary,final or summary prospectus, together with the documents incorporated by reference therein (as amended or supplemented if the Company shall have filed with the Commission any amendment thereof or supplement thereto), or any omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading,or (iii) any violation by the Company of any federal, state or common law rule or regulation applicable to the Company and relating to action of or inaction by the Company in connection with any such registration; and in each such case, the Company shall reimburse each such Holder Indemnified Party for any reasonable legal or other expenses incurred by any of them in connection with investigating or defending any such loss, claim, damage, liability, expense, action or proceeding; provided, that the Company shall not be liable to any such Holder Indemnified
Party in any such case to the extent that any such loss, claim, damage, liability or expense (or action or proceeding, whether commenced or threatened, in respect thereof) arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement or amendment thereof or supplement thereto or in any such preliminary, final or summary prospectus in reliance upon and in conformity with written information furnished to the Company by or on behalf of any such Holder Indemnified Party for use in the preparation thereof, except to the extent such loss, claim, damage, liability or expense exceeds the net proceeds paid or payable to such Holder Indemnified Party in connection with such transfer of securities. If and to the extent that such indemnification is unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of such liabilities which shall be permissible under applicable laws. Such indemnity and reimbursement of expenses and other obligations shall remain in full force and effect regardless of any investigation made by or on behalf of the Holder
Indemnified Parties and shall survive the transfer of such securities by such Holder Indemnified
Parties.

11.3 Indemnification by Purchaser. The Purchaser shall indemnify and hold harmless, to the fullest extent permitted by law, the Company, its directors, officers, employees and agents, and each Person who controls the Company (within the meaning of Section 15 of the Securities Act)
(collectively, the "Company Indemnified Parties") against all losses, claims, damages, liabilities and expenses to which the Company Indemnified
Party may become subject under the Securities Act, the Exchange Act, at common law or otherwise, insofar as such losses, claims, damages, liabilities or expenses (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon
(i) any untrue statement or alleged untrue statement of a material fact contained in any registration statement in which the Purchaser's
Registrable Securities were included or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary, final or summary prospectus, together with the documents incorporated by reference therein (as amended or supplemented if the Company shall have filed with the Commission any amendment thereof or supplement thereto), or the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading to the extent in the cases described in clauses (i) and (ii), that such untrue statement or omission was furnished in writing by the Purchaser for use in the preparation thereof, or (iii) any violation by the Purchaser of any federal, state or common law rule or regulation applicable to the Purchaser and relating to action of or inaction by such holder in connection with any such registration, except to the extent such loss, claim, damage, liability or expense exceeds the net proceeds paid or payable to the Purchaser in connection with such transfer of securities. Such indemnity obligation shall remain in full force and effect regardless of any investigation made by or on behalf of the Company Indemnified Parties (except as provided above) and shall survive the transfer of such securities by the Purchaser.

11.4 Notification. Each Indemnified Party under this Article 11 will, promptly after the receipt of notice of the commencement of any action, investigation, claim or other proceeding against such Indemnified Party in respect of which indemnity may be sought from the Company under this Article 11, notify the Company in writing of the commencement thereof. The omission of any Indemnified Party so to notify the Company of any such action shall not relieve the Company from any liability which it may have to such Indemnified
Party (a) other than pursuant to this Article 11 or (b) under this Article 11 unless, and only to the extent that, such omission results in the Company's forfeiture of substantive rights or defenses. In case any such action, claim or other proceeding shall be brought against any Indemnified Party and it shall notify the Company of the commencement thereof, the Company shall be entitled to assume the defense thereof at its own expense, with counsel satisfactory to such Indemnified Party in its reasonable judgment;
provided, that any Indemnified Party may, at its own expense, retain separate counsel to participate in such defense. Notwithstanding the foregoing, in any action, claim or proceeding in which both the Company, on the one hand, and an Indemnified Party, on the other hand, is, or is reasonably likely to become, a party, such Indemnified Party shall have the right to employ separate counsel at the Company's expense and to control its own defense of such action, claim or proceeding if, in the reasonable opinion of counsel to such Indemnified Party, a conflict or potential conflict exists between the Company, on the one hand, and such Indemnified Party, on the other hand, that would make such separate representation advisable. The Company agrees that it will not, without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld, settle, compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated hereby (if any Indemnified Party is a party thereto or has been actually threatened to be made a party thereto) unless such settlement, compromise or consent includes an unconditional release of the Purchaser and each other Indemnified Party from all liability arising or that may arise out of such claim, action or proceeding. The Company shall not be liable for any settlement of any claim, action or proceeding effected against an Indemnified Party without its written consent, which consent shall not be unreasonably withheld.
The rights accorded to Indemnified Parties hereunder shall be in addition to any rights that any Indemnified Party may have at common law, by separate agreement or otherwise.

ARTICLE 12

MISCELLANEOUS

12.1 Survival of Representations and Warranties.
All of the representations and warranties made herein shall survive the execution and delivery of this Agreement, any investigation by or on behalf of the Purchaser, acceptance of the Shares and the Warrants and payment therefor, conversion of the Shares, and exercise of the Warrants.

12.2 Notices. All notices, demands and other communications provided for or permitted hereunder shall be made in writing and shall be by registered or certified first-class mail, return receipt requested, telecopy, recognized overnight courier service or personal delivery:

     (a)  if to the Company:
          Cliffwood Oil & Gas Corp.
          110 Cypress Station Drive,
          Suite 220
          Houston, Texas  77090
          Attention:  Frank A. Lodzinski
          Telephone No.:  (281) 537-9920
          Telecopy No.:   (281) 537-8324



          with a copy to:
          Stephenson & Snokhous
          4544 Post Oak Place, Suite 378
          Houston, Texas  77027
          Attention:  Juli Fournier
          Telephone No.:  (713) 629-6961
          Telecopy No.:   (713) 629-9606

     (b)  if to the Purchaser:

          First Union Capital Partners, Inc.
          One First Union Center
          301 South College Street, 5th Floor
          Charlotte, North Carolina 28202
          Attention:     Kevin J. Roche
                         Stephen J. Antal
          Telephone No.:  (704) 374-4768
          Telecopy No.:   (704) 374-6711

          with a copy to:

          First Union Corporation of North
          Carolina
          1001 Fannin Street, Suite 2255
          Houston, Texas  77002-6709
          Attention:  Jay Chernosky
          Telephone No.:  (713) 650-6344
          Telecopy No.:   (713) 650-6354


     All such notices and communications shall be deemed to have been duly given: when delivered by hand, if personally delivered; when delivered by courier, if delivered by commercial overnight courier service; five Business Days after being deposited in the mail, postage prepaid, if mailed;
and when receipt is acknowledged, if telecopied.

12.3 Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of the parties hereto. Subject to applicable securities laws and except as otherwise set forth in the Transaction
Documents, the Purchaser may assign any of its rights under this Agreement. The Company may not assign any of its rights under this Agreement without the prior written consent of the Purchaser. Except as provided in Article 11, no Person other than the parties hereto and their successors and permitted assigns is intended to be a beneficiary of any of the Transaction Documents.

12.4 Amendment and Waiver.

     (a)  No failure or delay on the part of the
Company or the Purchaser in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy.
The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to the Company or the Purchaser at law, in equity or otherwise.

     (b)  Any amendment, supplement or
modification of or to any provision of this Agreement, any waiver of any provision of this Agreement, and any consent to any departure from the terms of any provision of this Agreement, shall be effective (i) only if it is made or given in writing and signed by the Company and the Purchaser, and (ii) only in the specific instance and for the specific purpose for which made or given. Except where notice is specifically required by this Agreement, no notice to or demand in any case shall entitle either party to any other or further notice or demand in similar or other circumstances.

12.5 Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

12.6 Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

12.7 GOVERNING LAW.  THIS AGREEMENT SHALL BE
GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE
LAWS OF THE STATE OF TEXAS WITHOUT REGARD TO THE
PRINCIPLES OF CONFLICTS OF LAW OF SUCH STATE.

12.8 Jurisdiction. Each party to this Agreement hereby irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or any agreements or transactions contemplated hereby may be brought in the courts of the State of Texas or of the United States of America for the Southern District of Texas and hereby expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and expressly waives any claim of improper venue and any claim that such courts are an inconvenient forum. Each party hereby irrevocably consents to the service of process of any of the aforementioned courts in any such suit, action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to the address set forth in Section 12.2, such service to become effective 10 days after such mailing.

12.9 Severability. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable shall substantially impair the benefits of the remaining provisions hereof.

12.10     Rules of Construction.  Unless the
context otherwise requires, "or" is not exclusive, and references to sections or subsections refer to sections or subsections of this Agreement. All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require.

12.11     Entire Agreement.  This Agreement,
together with the exhibits and schedules hereto and the other Transaction Documents, is intended by the parties as a final expression of their agreement and is intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein.
There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein or therein. This Agreement, together with the exhibits and schedules hereto, and the other Transaction Documents supersede all prior agreements and understandings between the parties with respect to such subject matter.

12.12     Certain Expenses.  The Company will pay
all reasonable legal, accounting and
environmental due diligence expenses of the Purchasers (including reasonable fees, charges and disbursements of counsel) in connection with transactions contemplated by this Agreement and the other Transaction Documents.

12.13     Regulatory Requirements.  In the event
of any reasonable determination by the Purchaser that, by reason of any existing or future Federal or state rule, regulation, guideline, order, request or directive (whether or not having the force of law and whether or not failure to comply therewith would be unlawful) (collectively, a "Regulatory Requirement"), it is effectively restricted or prohibited from holding any of the Shares, Warrants, Warrant Shares or shares of
Common Stock issued upon conversion thereof
(including any shares of capital stock or other securities distributable to the Purchaser in any merger, reorganization, readjustment or other reclassification of Shares), the Company shall take, and shall cause the other stockholders of the Company to take, such action, at the Company's expense, as may be deemed reasonably necessary by the Purchaser to permit the Purchaser to comply with such Regulatory Requirement. Such action to be taken may include, without limitation, the Company's authorization of one or more new classes of capital stock and the modification or amendment of the Articles of Incorporation or any other documents or instruments executed in connection with the Shares, Warrants, Warrant Shares or shares of Common Stock issued upon conversion thereof (including any shares of capital stock or other securities distributable to the Purchaser in any merger, reorganization, readjustment or other reclassification of Shares) held by the Purchaser.
The Purchaser shall give written notice to the Company and the other stockholders of the Company of any such determination and the action or actions necessary to comply with such Regulatory
Requirement, and the Company and such other stockholders shall take all steps necessary to comply with such determination as expeditiously as possible.

12.14 Publicity. Except as may be required by applicable law, none of the parties hereto shall issue a publicity release or announcement or otherwise make any public disclosure concerning this Agreement or the transactions contemplated hereby without prior approval by the other parties hereto. If any announcement is required by law to be made by any party hereto, prior to making such announcement such party will deliver a draft of such announcement to the other parties and shall give the other parties an opportunity to comment thereon.

12.15 Further Assurances. Each of the parties shall execute such documents and perform such further acts (including, without limitation, obtaining any consents, exemptions, authorizations, or other actions by, or giving any notices to, or making any filings with, any Governmental Authority or any other Person) as may be reasonably required or desirable to carry out or to perform the provisions of this Agreement.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and delivered by their respective officers hereunto duly authorized as of the date first above written.

CLIFFWOOD OIL & GAS CORP.


By:  /s/ Frank A. Lodzinski
Name:  Frank A. Lodzinski
Title:  President


FIRST UNION CAPITAL PARTNERS, INC.

By:  /s/ Kevin J. Roche
Name:  Kevin J. Roche
Title:  Senior Vice President

Exhibit 4
CLIFFWOOD OIL & GAS CORP.
110 Cypress Station Drive
Houston, Texas 77090

December 31, 1997


First Union Capital Partners, Inc.
One First Union Center
301 South College Street, 5th Floor
Charlotte, North Carolina 28202

Ladies and Gentlemen:

     Reference is made (i) to the Common Stock and Warrant Purchase Agreement dated May 30, 1997 (the
"Purchase Agreement") by and between Cliffwood Oil
& Gas Corp. ("Cliffwood") and First Union Capital
Partners, Inc. ("First Union") and (ii) to the
Agreement and Plan of Merger dated December 31,
1997 (the "Merger Agreement") by and among
Cliffwood, Texoil, Inc. ("Texoil") and Texoil
Acquisition, Inc. ("Texoil Sub"), pursuant to which Texoil Sub will merge with and into Cliffwood and Cliffwood will continue after such merger as a wholly-owned subsidiary of Texoil (the
"Merger").

     In connection with the Merger, and for the purpose of ensuring that First Union will maintain all of its material rights under the Purchase
Agreement, Cliffwood and I, Frank A. Lodzinski,
President of Cliffwood, hereby undertake to use our best efforts to cause Texoil to, within 45 days of the date hereof: (i) execute an agreement whereby Texoil will assume all material obligations of Cliffwood under the Purchase
Agreement except for such obligations which are inappropriate for Texoil to assume; (ii) deliver to First Union a warrant to purchase 1,128,950 shares of Texoil Common Stock with terms substantially similar to those terms contained in First Union's warrant to purchase 167,500 shares of Class B Common Stock of Cliffwood (which will be converted to a warrant to purchase Texoil common Stock pursuant to the Merger Agreement), such terms including, without limitation, an exercise price of $.63056 per share; and (iii) enter into an agreement with all Texoil shareholders holding registration rights with respect to shares of Texoil Common Stock (or with respect to shares of Cliffwood Common Stock prior to the Merger) whereby such registration rights are coordinated such that, in the event of a registration of shares by Texoil that triggers
"piggyback" rights among such shareholders, such shareholders will have the rights to register their shares on a pro rata basis if the total number of shares to be registered is cut back by the managing underwriter; provided, however, that in the case of a "demand" registration by a shareholder of Texoil, the shareholder demanding registration will have priority to register all of its shares before any shares are registered pursuant to the "piggyback" rights of other shareholders (with such "piggyback" shares to be registered on a pro rata basis in the event of an underwriter cutback) .

     In addition, in my individual capacity as a shareholder of Texoil following the Merger, I agree to use my best efforts to cause the above undertakings to be performed by Texoil.

Very truly yours,

CLIFFWOOD OIL & GAS CORP.

By:/s/ Frank A. Lodzinski
Frank A. Lodzinski
President




/s/ Frank A. Lodzinski
Frank A. Lodzinski


Acknowledged:

TEXOIL, INC.


By:/s/ Frank A. Lodzinski